   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 30, 1998



                                                      REGISTRATION NO. 333-62293

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                COMMSCOPE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                         ------------------------------


                   DELAWARE                                        36-4135495
 (STATE OR OTHER JURISDICTION OF INCORPORATION       (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
               OR ORGANIZATION)


                          1375 Lenoir-Rhyne Boulevard
                         Hickory, North Carolina 28601
                                 (828) 324-2200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                         ------------------------------

                              Jearld L. Leonhardt
              Executive Vice President, Finance and Administration
                                COMMSCOPE, INC.
                          1375 Lenoir-Rhyne Boulevard
                         Hickory, North Carolina 28601
                                 (828) 324-2200
 (Name, address, including zip code, and telephone number, including area code, of Agent for Service)

                         ------------------------------

    COPIES OF ALL COMMUNICATIONS, INCLUDING COMMUNICATIONS SENT TO AGENT FOR
                          SERVICE, SHOULD BE SENT TO:

              Lois Herzeca, Esq.                          Robert E. Buckholz, Jr., Esq.
             FRIED, FRANK, HARRIS,                             SULLIVAN & CROMWELL
              SHRIVER & JACOBSON                                125 Broad Street
              One New York Plaza                          New York, New York 10004-2498
           New York, New York 10004                              (212) 558-4000
                (212) 859-8000

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This Registration Statement covers: (i) the distribution of 3,849,002 shares of Common Stock, par value $.01 per share ("Common Stock"), of CommScope, Inc., a Delaware corporation, by Instrument Partners to its partners and the resale of some of those shares by certain of the partners as Selling Stockholders; (ii) the sale of 3,387,219 shares of Common Stock by another Selling Stockholder; and
(iii) the sale of up to 1,085,434 shares by the Company. The same Prospectus is being used with respect to both the distribution and the sale of shares by the Selling Stockholders and the Company.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED NOVEMBER 30, 1998

PROSPECTUS

                                6,750,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               ------------------

    All of the 6,750,000 shares of Common Stock of CommScope, Inc. ("CommScope" or the "Company") offered hereby are being sold by certain stockholders (the "Selling Stockholders") of the Company. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders.


    The Common Stock is listed on the New York Stock Exchange under the symbol "CTV." On November 27, 1998, the closing sale price of the Common Stock as reported on the New York Stock Exchange was $15 3/8 per share. See "Price Range of Common Stock."


    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
    PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                                      PROCEEDS TO
                                                                PRICE TO          UNDERWRITING          SELLING
                                                                 PUBLIC           DISCOUNT (1)      STOCKHOLDERS (2)
Per Share................................................  $                           $                   $
Total (3)................................................  $                   $                   $

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) The Company has agreed to pay certain expenses of the offering estimated at $625,000.

(3) The Company has granted the Underwriters an option to purchase up to an additional 1,012,500 shares of Common Stock, exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholders will be
    $      , $      , $      and $      , respectively. See "Underwriting."

                            ------------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about             , 1998.

                            ------------------------
MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.
                                                                CIBC OPPENHEIMER
                                ----------------

                  The date of this Prospectus is       , 1998.

                 [Caption: Communicating Quality through Cable]

   [Pictures depicting: computer screen, reels of cable in warehouse, house, cellular antenna
 tower, mobile telephone, television entertainment center, two people holding a television
                remote control and image on television screen.]

                   [Logo][Caption: How Intelligence Travels.]

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO THE "COMPANY" OR "COMMSCOPE" INCLUDE COMMSCOPE, INC. AND ITS DIRECT OR INDIRECT SUBSIDIARIES INCLUDING COMMSCOPE, INC. OF NORTH CAROLINA ("COMMSCOPE NC"), THE COMPANY'S PRINCIPAL OPERATING SUBSIDIARY. EFFECTIVE ON JULY 28, 1997 (THE "DISTRIBUTION DATE"), THE COMPANY WAS SPUN OFF (THE "DISTRIBUTION") FROM ITS FORMER PARENT COMPANY, GENERAL INSTRUMENT CORPORATION (THE "DISTRIBUTING COMPANY"), THROUGH A DISTRIBUTION OF THE COMPANY'S SHARES TO THE STOCKHOLDERS OF THE DISTRIBUTING COMPANY. IMMEDIATELY FOLLOWING THE DISTRIBUTION, THE DISTRIBUTING COMPANY CHANGED ITS CORPORATE NAME TO "GENERAL SEMICONDUCTOR, INC." ("GENERAL SEMICONDUCTOR"). ON FEBRUARY 2, 1998 NEXTLEVEL SYSTEMS, INC. (WHICH WAS ALSO SPUN OFF FROM THE DISTRIBUTING COMPANY) CHANGED ITS CORPORATE NAME TO GENERAL INSTRUMENT CORPORATION ("GENERAL INSTRUMENT").

GENERAL


    The Company is a leading worldwide designer, manufacturer and marketer of a broad line of coaxial cables and other high-performance electronic and fiber optic cable products primarily for communications applications including cable television, telephony and Internet access. The Company is the largest manufacturer and supplier of coaxial cable for hybrid fiber coaxial ("HFC") cable systems in the United States, with over 50% market share in 1997 (by sales volume), and is a leading supplier of coaxial cable for video distribution applications such as satellite television and security surveillance. The Company is also a leading provider of high-performance premise wiring for local area networks ("LAN") and the Company's management believes that it has developed a next generation wireless antenna cable. The Company sells its products to approximately 2,500 customers in over 85 countries. The Company intends to expand its global presence through its planned acquisition of Alcatel's cable television ("CATV") coaxial cable business, which is Europe's largest manufacturer of CATV coaxial cable.



    For the year ended December 31, 1997, approximately 82% of the Company's revenues were for the cable television and video distribution markets, 13% were for LAN applications and 5% were for other high-performance cable markets including cable for wireless applications, industrial and other wiring applications. The Company's revenues and net income for the year ended December 31, 1997 were $599 million and $37 million, respectively. Approximately $200 million (33%) of the Company's revenues were from international customers.


    The Company's management believes that the Company is the world's most technologically advanced, low-cost provider of coaxial cable. As a result of the Company's leading product offerings, cost-efficient manufacturing processes and economies of scale resulting from its leading market share, management believes that the Company is well-positioned to capitalize on the opportunity provided by the convergence of video, voice and data and the resulting demand for bandwidth and high speed access. The Company's management also believes that the following industry trends will drive demand for its products: (i) the endorsement of HFC cable systems by major cable, telephone and technology companies; (ii) increasing use of the Internet; (iii) increasing demand for high speed LAN access; and (iv) the continuing rapid deployment of wireless communications systems worldwide.


    The Company's management believes that, in 1997, the worldwide CATV coaxial cable market was approximately $900 million, the domestic LAN cable market was approximately $1.3 billion, and the worldwide wireless coaxial cable and accessory market was approximately $1.0 billion. The Company intends to strengthen its leading market share position in coaxial cable and to continue its product leadership position in the LAN cable market, where it has been gaining market share, and leverage its coaxial cable technology to further penetrate the wireless coaxial cable market.

GROWTH STRATEGY


    The Company has adopted a growth strategy to expand, strengthen and leverage its current market position as the leading worldwide supplier of coaxial cable for broadband communications. The principal elements of the Company's growth strategy are the following:



    - CAPITALIZE ON HFC PARADIGM SHIFT. To date, a vast majority of video networks worldwide, such as cable service provider networks, have adopted the HFC network architecture for video service delivery. Recent events involving major telecommunications and cable service providers create the potential to expand the role of HFC networks from a video-centric focus to a key platform for delivery of a variety of broadband services. These events include AT&T Corporation's pending acquisition of Tele-Communications, Inc. ("TCI"), Microsoft Corporation's $1 billion investment in Comcast Cable Communications, Inc. ("Comcast"), Paul Allen's acquisitions of Marcus Cable and Charter Communications, Inc. ("Charter") and the recent success of high-speed cable data services such as @Home Corporation and MediaOne. The Company believes that the HFC network architecture provides the most cost-effective bandwidth into the home, enabling both cable and telecommunications service providers to offer new products and services such as high speed Internet access, video on demand, Internet protocol ("IP") telephony and high-definition television ("HDTV"). The Company is well-positioned to benefit from the build out, upgrade and maintenance of such networks in both domestic and international markets.



    - DEVELOP PROPRIETARY PRODUCTS AND EXPAND MARKET OPPORTUNITIES. The Company maintains an active program to identify new market opportunities and develop and commercialize products that leverage its core technology and manufacturing competencies. This strategy has led to the development of new products and entry into new markets such as satellite cables, LAN cables, specialized coaxial based telecommunication cables, broadcast audio and video cables and coaxial cables in conduit. For example, the Company leveraged its coaxial cable technology to enter the LAN cable market and developed UltraMedia-TM-, a high-end LAN cable product targeted for high-speed LAN applications. The Company has also recently developed a thin-wall foam flouronated-ethylene-propylene ("FEP") design for twisted pair cables on which a patent is pending. In addition, the Company leveraged its expertise in aluminum coaxial cable technology to develop CellReach-Registered Trademark-, a superior copper coaxial cable solution for the wireless antenna market. CellReach is a technologically superior product with a lower total lifetime cost of ownership than the current industry standard and has been installed to date in over 1,000 cellular and personal communication services ("PCS") sites with leading service providers such as Nextel Communications, Inc., Sprint Corporation and BellSouth Corporation. The Company's internal product development strategy is augmented by acquisitions of cable or related component businesses that enhance the Company's existing product portfolio or that offer synergistic cable-related growth opportunities.


    - CONTINUOUSLY IMPROVE OPERATING EFFICIENCIES. The Company has invested approximately $90 million in state-of-the-art manufacturing facilities and new technologies during the past three fiscal years. These investments have increased capacity and operating efficiencies, improved management control and provided more consistent product quality. As a result, the Company believes that it has become one of the few cable manufacturers capable of satisfying volume production, time-to-market, time-to-volume and technology requirements of customers in the communications industry. The Company believes that its breadth and scale permit it to cost-effectively invest in improving its operating efficiency through investments in engineering and cost-management programs and to capture value in the supply chain through vertical integration projects.

    - LEVERAGE GLOBAL PLATFORM. In the past few years, the Company has become a major supplier of coaxial cable to international markets, principally Europe, Latin America and the Pacific Rim, for the cable television and broadband services industries. In 1997, the Company had approximately 375 international customers in over 85 countries representing approximately $200 million (33%) of the Company's 1997 revenue. To support its international sales efforts, the Company has sales representatives based in Europe, Latin America and the Pacific Rim. In addition, the Company is able to leverage its domestic cable customer base with respect to those customers who are also equity investors in international cable service providers. Although there is current uncertainty in international markets, the Company believes that it is well-positioned to benefit over the long-term from future international growth opportunities. To further improve its ability to service international customers as well as reduce shipping and importation costs, the Company intends to establish or acquire international distribution and/or manufacturing facilities. For example, the Company recently announced its planned acquisition of Alcatel's CATV coaxial cable business in Seneffe, Belgium. This acquisition gives CommScope access to established European distribution channels and complementary coaxial cable technologies. See "Business--Business Units-- International Markets."


    - PROVIDE SUPERIOR CUSTOMER SERVICE. The Company believes that its coaxial cable manufacturing capacity is greater than that of any other manufacturer, which enables the Company to provide its customers a unique high-volume service capability. As a result of its 24-hour, seven days per week continuous manufacturing operations, the Company is able to offer quick order turnaround services. In addition, management believes that the ability to offer rapid delivery services, materials management and logistics services to customers through the Company's private truck fleet is an important competitive advantage.

SELLING STOCKHOLDERS


    Two partnerships formed by affiliates of Forstmann Little & Co. currently own 7,236,221 shares of Common Stock (approximately 14.7% of the outstanding shares of Common Stock as of November 15, 1998). Prior to the closing of the Offering, one of such partnerships will distribute (the "FL Distribution") 3,849,002 shares of Common Stock to the general and limited partners of such partnership in accordance with the terms of its partnership agreement. The shares of Common Stock to be sold by the Selling Stockholders in the Offering consist of shares received by certain of such partners in the FL Distribution and shares owned by the other partnership. Following the consumation of the Offering, the partnerships will no longer own any shares of Common Stock of the Company.


                                  THE OFFERING


Common Stock Offered by the Selling
  Stockholders:...................................  6,750,000 shares (1)
Common Stock to be Outstanding After the
  Offering........................................  49,202,555 shares (1) (2)
Use of Proceeds...................................  The Company will not receive any of the proceeds from the sale of shares of Common Stock by the
                                                    Selling Stockholders. If the over-allotment option
                                                    is exercised by the Underwriters in full, the
                                                    Company will receive proceeds of approximately
                                                    $         (net of underwriting discounts and
                                                    expenses payable by the Company). The Company
                                                    currently intends to use the net proceeds from the
                                                    sale of shares by the Company for general
                                                    corporate purposes. See "Use of Proceeds."
New York Stock Exchange Symbol....................  CTV


------------------------
(1) Does not include 1,012,500 shares of Common Stock subject to purchase from the Company upon exercise by the Underwriters of their over-allotment option.

(2) Does not include 1,284,593 shares issuable upon the exercise of outstanding employee stock options as of November 15, 1998.


                                  RISK FACTORS

    Purchasers of Common Stock in the Offering should carefully consider the risk factors set forth under the caption "Risk Factors" and the other information included in this Prospectus prior to making an investment decision. See "Risk Factors."

                             SUMMARY FINANCIAL DATA


    The following table presents summary historical financial data of the Company. The consolidated results of operations data for each of the four years ended December 31, 1997 and consolidated balance sheet data at the end of each year are derived from the Company's audited consolidated financial statements. The consolidated results of operations data for the year ended December 31, 1993 and consolidated balance sheet data at December 31, 1993 are derived from consolidated financial statements of CommScope NC which were part of the audited consolidated financial statements of the Distributing Company. The consolidated financial data as of and for the nine months ended September 30, 1997 and 1998 are derived from the unaudited consolidated financial statements of the Company that, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of its financial condition and results of operations as of such dates and for such periods. The results for the nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the full year.


    The "Pro Forma Information for the Distribution" presented below is unaudited and has been prepared giving effect to the Distribution as if it had occurred at the beginning of each period presented by utilizing the historical consolidated statements of income of CommScope which were adjusted to reflect a net debt level of $275 million at the beginning of each period presented at an assumed weighted average borrowing rate of 6.35% plus the amortization of debt issuance costs associated with the new borrowings. The historical and pro forma financial information may not be indicative of the Company's future performance and does not necessarily reflect what the financial position and results of operations of the Company would have been had the Company operated as a separate, stand-alone entity during the periods presented.


    The information set forth below should be read in conjunction with the Company's audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and the Company's unaudited condensed consolidated financial statements included in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998 (both of which are incorporated herein by reference) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere herein.


                                                                                                             NINE MONTHS ENDED
                                                                   YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                                     -----------------------------------------------------  --------------------
                                                       1993       1994       1995       1996       1997       1997       1998
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                            (IN THOUSANDS, UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS:
  Net sales........................................  $ 341,789  $ 445,328  $ 485,160  $ 572,212  $ 599,216  $ 454,434  $ 425,545
  Gross profit.....................................     98,124    127,862    129,428    155,089    141,000    110,552     97,546
  Operating income.................................     64,713     87,770     85,263    100,254     79,182     64,752     50,514
  Net income.......................................     27,336     45,096     47,331     57,122     37,458     34,529     26,252

PRO FORMA INFORMATION FOR THE DISTRIBUTION (1):
  Pro forma net income.............................         --         --         --  $  51,908  $  34,604  $  31,675         --
  Weighted average number of shares outstanding:
    Basic..........................................         --         --         --     49,105     49,107     49,106     49,169
    Diluted........................................         --         --         --     49,200     49,238     49,268     49,505
  Earnings per share--pro forma except for the nine
    months ended September 30, 1998:
    Basic..........................................         --         --         --  $    1.06  $    0.70  $    0.65  $    0.53
    Diluted........................................         --         --         --  $    1.06  $    0.70  $    0.64  $    0.53

OTHER INFORMATION:
  Earnings before net interest, taxes and
    depreciation and amortization (EBITDA) (2).....  $  80,892  $ 104,188  $ 102,597  $ 121,045  $  96,606  $  80,829  $  70,919
  Depreciation and amortization....................     16,180     16,422     17,219     18,952     21,677     15,527     18,341
  Capital expenditures.............................     10,122     33,089     27,281     33,218     29,871     24,809     16,198

BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets.....................................  $ 336,281  $ 397,843  $ 412,378  $ 479,885  $ 483,539  $ 504,127  $ 483,089
  Working capital..................................     31,928     69,269     72,908    107,220    112,786    111,398     97,549
  Long-term debt, including current maturities
    (3)............................................         --         --     10,800     10,800    265,800    270,800    213,800
  Stockholders' equity (3).........................    300,786    343,169    339,177    393,560    150,032    147,039    177,413


                                                   (FOOTNOTES ON FOLLOWING PAGE)

(FOOTNOTES FROM PREVIOUS PAGE)

------------------------------

(1) Pro forma net income, weighted average number of shares outstanding and basic and diluted earnings per share have not been presented for 1993, 1994 and 1995 since the Company, through its wholly-owned subsidiary CommScope NC, was formerly a wholly-owned indirect subsidiary of the Distributing Company with no separately issued or outstanding equity securities prior to July 28, 1997, the date of the Distribution. The unaudited pro forma information for 1996, 1997 and the nine months ended September 30, 1997, has been prepared utilizing the historical consolidated statements of income of CommScope adjusted to reflect a net debt level of $275 million at the beginning of each period presented at an assumed weighted average borrowing rate of 6.35% plus the amortization of debt issuance costs associated with the new borrowings and a total of 49.1 million common shares outstanding and
    49.2 million common and common equivalent shares outstanding for basic and diluted earnings per share, respectively. There is no pro forma information for 1998 since the Distribution occurred prior to the beginning of the period presented.



(2) EBITDA is presented not as an alternative measure of operating results or cash flow (as determined in accordance with generally accepted accounting principles), but rather to provide additional information related to the Company's ability to service debt. The EBITDA measure included herein may not be comparable to similarly titled measures reported by other companies. For purposes of the EBITDA calculation, amortization of deferred financing fees of $70 for 1997 and $32 and $112 for the nine months ended September 30, 1997 and 1998, respectively, is excluded from net interest. These amounts are included in depreciation and amortization.



(3) Giving effect to the Distribution as if it had occurred on December 31, 1996, on a pro forma basis long-term debt and stockholders' equity were $276,800 and $128,348, respectively.

                                  RISK FACTORS

    IN ADDITION TO THE MATTERS DESCRIBED IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY:

FACTORS RELATING TO THE DISTRIBUTION

    In a transaction that was consummated on July 28, 1997, the Distributing Company (i) transferred all the assets and liabilities relating to the manufacture and sale of broadband communications products used in the cable television, satellite and telecommunications industries to its then wholly-owned subsidiary NextLevel Systems, Inc. (now renamed "General Instrument Corporation") and all the assets and liabilities relating to the manufacture and sale of coaxial, fiber optic and other electronic cable used in the cable television, satellite and other industries to the Company (then a wholly-owned subsidiary of the Distributing Company) and (ii) then distributed all of the outstanding shares of capital stock of each of NextLevel Systems, Inc. and the Company to its stockholders in the Distribution.

    The Distribution Agreement, dated as of June 12, 1997, among the Company, General Instrument and the Distributing Company (the "Distribution Agreement") and certain other agreements executed in connection with the Distribution (collectively, the "Ancillary Agreements") allocate among the Company, the Distributing Company, and General Instrument and their respective subsidiaries responsibility for various indebtedness, liabilities and obligations. It is possible that a court would disregard this contractual allocation of indebtedness, liabilities and obligations among the parties and require the Company or its subsidiaries to assume responsibility for obligations allocated to another party, particularly if such other party were to refuse or was unable to pay or perform any of its allocated obligations.

    Pursuant to the Distribution Agreement and certain of the Ancillary Agreements, the Company has agreed to indemnify the other parties (and certain related persons) from and after consummation of the Distribution with respect to certain indebtedness, liabilities and obligations, which indemnification obligations could be significant.

    Although the Distributing Company has received a favorable ruling from the Internal Revenue Service, if the Distribution were not to qualify as a tax free spin-off (either because of the nature of the Distribution or because of events occurring after the Distribution) under Section 355 of the Internal Revenue Code of 1986, as amended, then, in general, a corporate tax would be payable by the consolidated group of which the Distributing Company was the common parent based upon the difference between the fair market value of the stock distributed and the Distributing Company's adjusted basis in such stock. The corporate level tax would be payable by General Semiconductor and could substantially exceed the net worth of General Semiconductor. However, under certain circumstances, the Company and General Instrument have agreed to indemnify General Semiconductor for such tax liability. In addition, under the consolidated return rules, each member of the consolidated group (including the Company and General Instrument) is severally liable for such tax liability.

DEPENDENCE OF THE COMPANY ON THE CABLE TELEVISION INDUSTRY AND CABLE TELEVISION
  CAPITAL SPENDING


    The majority of the Company's revenues come from sales to the cable television industry. Demand for the Company's products depends primarily on capital spending by cable television operators for constructing, rebuilding or upgrading their systems. The amount of this capital spending, and, therefore, the Company's sales and profitability will be affected by a variety of factors, including general economic conditions, acquisitions of cable television operators by non-cable television operators, cable system consolidation within the industry, the financial condition of domestic cable television operators and their access to financing, competition from satellite and wireless television providers and telephone companies, technological developments and new legislation and regulation of cable television operators. There can be no assurance that cable television capital spending will increase from historical levels or that existing levels of cable television capital spending will be maintained.

    In recent years, cable television capital spending has also been affected by new legislation and regulation, on the federal, state and local level, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. During 1993 and 1994, the Federal Communications Commission (the "FCC") adopted rules under the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"), regulating rates that cable television operators may charge for lower tiers of service and generally not regulating the rates for higher tiers of service. In 1996, the Telecommunications Act of 1996 (the "Telecom Act") was enacted to eliminate certain governmental barriers to competition among local and long distance telephone, cable television, broadcasting and wireless services. The FCC is continuing its implementation of the Telecom Act which, when fully implemented, may significantly impact the communications industry and alter federal, state and local laws and regulations regarding the provision of cable and telephony services. Among other things, the Telecom Act eliminates substantially all restrictions on the entry of telephone companies and certain public utilities into the cable television business. Telephone companies may now enter the cable television business as traditional cable operators, as common carrier conduits for programming supplied by others, as operators of wireless distribution systems, or as hybrid common carrier/cable operator providers of programming on so-called "open video systems." The economic impact of the 1992 Cable Act, the Telecom Act and the rules thereunder on the cable television industry and the Company is still uncertain.

    Although the domestic cable television industry is comprised of approximately 11,200 cable systems, a small number of cable television operators own a majority of cable television systems and account for a majority of the capital expenditures made by cable television operators. The loss of some or all of the Company's principal cable television customers could have a material adverse effect on the business of the Company.

TELECOMMUNICATIONS INDUSTRY COMPETITION AND TECHNOLOGICAL CHANGES AFFECTING THE
  COMPANY

    Many of the markets that the Company serves are characterized by advances in information processing and communications capabilities which require increased transmission speeds and greater capacity ("bandwidth") for carrying information. These advances require ongoing improvements in the capabilities of wire and cable products. The Company believes that its future success will depend in part upon its ability to enhance existing products and to develop and manufacture new products that meet or anticipate such changes. The failure to introduce successful new or enhanced products on a timely and cost-competitive basis could have an adverse impact on the Company's operations and financial condition.

    Fiber optic technology presents a potential substitute for the products that comprise the majority of the Company's sales. To date, fiber optic cables have penetrated the cable television and LAN markets served by the Company in high-bandwidth point-to-point and trunking applications. Fiber optic cables have not, to date, significantly penetrated the local distribution and residential application markets served by the Company because of the high relative cost of electro-optic interfaces and the high cost of fiber termination and connection. At the same time, advances in data transmission equipment and copper cable technologies have increased the relative performance of copper-based cables which are the Company's principal product offerings. However, a significant decrease in the cost of fiber optic systems could make such systems superior on a price/performance basis to copper systems. While the Company is a fiber optic cable manufacturer and supplier to a small portion of the cable television market and certain specialty markets, such a significant decrease in the cost of fiber optic systems would likely have an adverse effect on the Company.

COMPETITION

    The Company's coaxial, fiber optic and electronic cable products compete with those of a substantial number of foreign and domestic companies, some with greater resources, financial or otherwise, than the Company, and the rapid technological changes occurring in the telecommunications industry could lead to the entry of new competitors. Existing competitors' actions and new entrants may have an adverse impact on the Company's sales and profitability. The Company believes that it enjoys a strong competitive position in the coaxial cable market because of its position as a low-cost, high-volume coaxial cable producer and its reputation as a high-quality provider of state-of-the-art cables, along with its strong orientation toward customer service. However, there can be no assurance that the Company will continue to compete successfully with its existing competitors or that it will be able to compete successfully with new competitors.

IMPACT OF PRICE FLUCTUATIONS OF RAW MATERIALS ON THE COMPANY; SOURCES OF RAW
  MATERIALS


    Fabricated aluminum, copper and plastics are the principal raw materials purchased by the Company, and the Company's profitability may be affected by changes in the market prices of these materials (which are linked to the commodity markets). Historically the Company has generally been able to pass on increases in the prices of these materials to its customers but has had some difficulty doing so in recent years, and there can be no assurance that the Company will be able to do so in the future. Additionally, significant increases in the price of the Company's products due to increases in the cost of raw materials could have a negative effect on demand for the Company's products.



    A significant portion of the Company's raw material purchases are bi-metallic center conductors for coaxial cables, nearly all of which are purchased from Copperweld Corporation under a long-term supply arrangement expiring in March 2000. In addition to bi-metallic wires, fine aluminum wire is purchased primarily from a single source; neither of these major raw materials could be readily replaced in sufficient quantities if all supplies from the respective primary sources were disrupted for an extended period. Additionally, flouronated-ethylene-propylene ("FEP") is the primary raw material used throughout the industry for producing flame-retarding cables for LAN applications. There are few worldwide producers of FEP and market supplies have been periodically limited over the past several years. Availability of adequate supplies of FEP will be critical to future LAN cable sales growth.


INTERNATIONAL OPERATIONS


    The Company's sales to international markets will continue to be an important focus of the Company in the future. Although the Company believes that future growth in international markets will be a significant contributor to the Company's overall business over the long-term, the current environment in the international markets is having a negative impact on 1998 international sales. There can be no assurance that international markets will expand in the future. The Asian economic crisis, the strong U.S. dollar and consolidation and merger activity among cable television operators in the United Kingdom and Brazilian markets have also recently had a detrimental effect on the Company's international sales.


    International operations are subject to the usual risks inherent in sales abroad, including risks with respect to currency exchange rates, economic and political destabilization, restrictive actions by foreign governments, nationalizations, the laws and policies of the United States affecting trade, foreign investment and loans and foreign tax laws.

ENVIRONMENT

    The Company is subject to various federal, state, local and foreign laws and regulations governing the use, discharge and disposal of hazardous materials. The Company's manufacturing facilities are believed to be in substantial compliance with current laws and regulations. Compliance with current laws and regulations has not had and is not expected to have a material adverse effect on the Company's operations and financial condition.

    The Company's present and past facilities have been in operation for many years, and over that time in the course of those operations, such facilities have used substances which are or might be considered hazardous, and the Company has generated and disposed of wastes which are or might be considered hazardous. Therefore, it is possible that additional environmental issues may arise in the future which the Company cannot now predict.

LEVERAGE; CERTAIN RESTRICTIONS UNDER CREDIT FACILITIES


    The Company is substantially leveraged. The degree to which the Company is leveraged could have important consequences, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, product development, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a portion of the Company's and its subsidiaries' cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness; (iii) the Credit Agreement, dated as of July 23, 1997 (the "Credit Agreement"), among CommScope NC, a wholly owned subsidiary of the Company, certain banks, and The Chase Manhattan Bank, as Administrative Agent, contains certain restrictive financial and operating covenants, including, among others, requirements that the Company satisfy certain financial ratios; (iv) a significant portion of the Company's borrowings are at floating rates of interest, causing the Company to be vulnerable to increases in interest rates; (v) the Company's degree of leverage may make it more vulnerable to a downturn in general economic conditions; and (vi) the Company's degree of leverage may limit its flexibility in responding to changing business and economic conditions.


    In addition, in a lawsuit by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy, a court may be asked to void the Distribution (in whole or in part) as a fraudulent conveyance and to require that the stockholders return the special dividend (in whole or in part) to General Semiconductor or require the Company to fund certain liabilities of General Semiconductor and General Instrument for the benefit of creditors.

                                  THE COMPANY

    The Company is a leading worldwide designer, manufacturer and marketer of a broad line of coaxial cables and other high-performance electronic and fiber optic cable products primarily for communications applications including cable television, telephony and Internet access. The Company is the largest manufacturer and supplier of coaxial cable for HFC cable systems in the United States, with over 50% market share in 1997 (by sales volume), and is a leading supplier of coaxial cable for video distribution applications such as satellite television and security surveillance. The Company is also a leading provider of high-performance premise wiring for LAN and the Company's management believes that it has developed a next generation wireless antenna cable. The Company sells its products to approximately 2,500 customers in over 85 countries.

    Effective on July 28, 1997, the Company was spun-off from the Distributing Company through a distribution of the Company's shares to the stockholders of the Distributing Company. The Company's principal executive offices are located at 1375 Lenoir-Rhyne Boulevard, Hickory, North Carolina 28601, and the telephone number of the Company is (828) 324-2200.

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. If the over-allotment option is exercised by the Underwriters in full, the Company will receive proceeds of
approximately $      (net of underwriting discounts and expenses payable by the
Company). The Company currently intends to use the net proceeds from the sale of shares by the Company for general corporate purposes.

                                DIVIDEND POLICY

    The Company has never paid cash dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future. The Credit Agreement limits the ability of the Company to pay cash dividends to its stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Any determination to pay cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Company's Board of Directors.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock has been traded on the New York Stock Exchange ("NYSE") since July 28, 1997 under the symbol "CTV." The following table sets forth the high and low sale prices for the Common Stock as reported on the NYSE Composite Tape for the periods indicated.


                                                                                                          COMMON
                                                                                                       STOCK PRICE
                                                                                                          RANGE
                                                                                                    ------------------
                                                                                                     HIGH        LOW
                                                                                                    -------    -------
1997
Third Quarter (beginning July 28).................................................................. $19        $12 3/4
Fourth Quarter..................................................................................... $14 7/16   $10 3/8

1998
First Quarter...................................................................................... $15 3/16   $11 5/8
Second Quarter..................................................................................... $17 7/16   $13 5/16
Third Quarter...................................................................................... $20 3/4    $ 9 3/8
Fourth Quarter (through November 27)............................................................... $15 7/8    $ 8 3/4



    On November 27, 1998, the closing sale price of the Common Stock on the NYSE was $15 3/8 per share.

                                 CAPITALIZATION


    The following table sets forth the consolidated capitalization of the Company as of September 30, 1998 on an actual basis. No pro forma adjustments to the consolidated capitalization of the Company is presented as it is assumed that the Underwriters' over-allotment option for 1,012,500 shares is not exercised. This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto, incorporated herein by reference, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



                                                                         SEPTEMBER 30, 1998
                                                                         ------------------
                                                                           (IN THOUSANDS,
                                                                         EXCEPT SHARE DATA)
Cash and cash equivalents..............................................     $      4,820
                                                                                --------
                                                                                --------
Long-term debt (1):
    Credit Agreement...................................................     $    203,000
    IDA Notes..........................................................           10,800
                                                                                --------
      Total debt.......................................................          213,800
                                                                                --------
Stockholders' equity:
  Preferred stock, 20,000,000 shares authorized and none outstanding
  Common stock, $.01 par value; 300,000,000 shares authorized and
    49,202,555(2) shares issued and outstanding........................              492
  Additional paid-in capital...........................................          142,062
  Retained earnings....................................................           34,859
                                                                                --------
      Total stockholders' equity.......................................          177,413
                                                                                --------
      Total capitalization.............................................     $    391,213
                                                                                --------
                                                                                --------


------------------------

(1) For information concerning the Company's outstanding debt, see Note 9 to the audited consolidated financial statements of the Company included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, incorporated herein by reference.


(2) Does not include shares issued subsequent to September 30, 1998 pursuant to the exercise of options.

                            SELECTED FINANCIAL DATA


    The following table presents selected historical financial data of the Company. The consolidated results of operations data for each of the four years ended December 31, 1997 and consolidated balance sheet data at the end of each year are derived from the Company's audited consolidated financial statements. The consolidated results of operations data for the year ended December 31, 1993 and consolidated balance sheet data at December 31, 1993 are derived from consolidated financial statements of CommScope NC which were part of the audited consolidated financial statements of the Distributing Company. The consolidated financial data as of and for the nine months ended September 30, 1997 and 1998 are derived from the unaudited consolidated financial statements of the Company that, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of its financial condition and results of operations as of such dates and for such periods. The results for the nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the full year.


    The "Pro Forma Information for the Distribution" presented below is unaudited and has been prepared giving effect to the Distribution as if it had occurred at the beginning of each period presented by utilizing the historical consolidated statements of income of CommScope which were adjusted to reflect a net debt level of $275 million at the beginning of each period presented at an assumed weighted average borrowing rate of 6.35% plus the amortization of debt issuance costs associated with the new borrowings. The historical and pro forma financial information may not be indicative of the Company's future performance and does not necessarily reflect what the financial position and results of operations of the Company would have been had the Company operated as a separate, stand-alone entity during the periods presented.


    The information set forth below should be read in conjunction with the Company's audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and the Company's unaudited condensed consolidated financial statements included in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998 (both of which are incorporated herein by reference) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere herein.



                                                                                                       NINE MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                               -----------------------------------------------------  --------------------
                                                 1993       1994       1995       1996       1997       1997       1998
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                      (IN THOUSANDS, UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS:
  Net sales..................................  $ 341,789  $ 445,328  $ 485,160  $ 572,212  $ 599,216  $ 454,434  $ 425,545
  Gross profit...............................     98,124    127,862    129,428    155,089    141,000    110,552     97,546
  Operating income...........................     64,713     87,770     85,263    100,254     79,182     64,752     50,514
  Net income.................................     27,336     45,096     47,331     57,122     37,458     34,529     26,252

PRO FORMA INFORMATION FOR THE DISTRIBUTION (1):
  Pro forma net income.......................         --         --         --  $  51,908  $  34,604  $  31,675         --
  Weighted average number of shares
    outstanding:
    Basic....................................         --         --         --     49,105     49,107     49,106     49,169
    Diluted..................................         --         --         --     49,200     49,238     49,268     49,505
  Earnings per share--pro forma except for
    the nine months ended September 30, 1998:
    Basic....................................         --         --         --  $    1.06  $    0.70  $    0.65  $    0.53
    Diluted..................................         --         --         --  $    1.06  $    0.70  $    0.64  $    0.53

OTHER INFORMATION:
  Earnings before net interest, taxes and
    depreciation and amortization (2)........  $  80,892  $ 104,188  $ 102,597  $ 121,045  $  96,606  $  80,829  $  70,919
  Depreciation and amortization..............     16,180     16,422     17,219     18,952     21,677     15,527     18,341
  Capital expenditures.......................     10,122     33,089     27,281     33,218     29,871     24,809     16,198

BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets...............................  $ 336,281  $ 397,843  $ 412,378  $ 479,885  $ 483,539  $ 504,127  $ 483,089
  Working capital............................     31,928     69,269     72,908    107,220    112,786    111,398     97,549
  Long-term debt, including current
    maturities (3)...........................     --         --         10,800     10,800    265,800    270,800    213,800
  Stockholders' equity (3)...................    300,786    343,169    339,177    393,560    150,032    147,039    177,413


                                                   (FOOTNOTES ON FOLLOWING PAGE)

(FOOTNOTES FROM PREVIOUS PAGE)

------------------------------

(1) Pro forma net income, weighted average number of shares outstanding and basic and diluted earnings per share have not been presented for 1993, 1994 and 1995 since the Company, through its wholly-owned subsidiary CommScope NC, was formerly a wholly-owned indirect subsidiary of the Distributing Company with no separately issued or outstanding equity securities prior to July 28, 1997, the date of the Distribution. The unaudited pro forma information for 1996, 1997 and the nine months ended September 30, 1997, has been prepared utilizing the historical consolidated statements of income of CommScope adjusted to reflect a net debt level of $275 million at the beginning of each period presented at an assumed weighted average borrowing rate of 6.35% plus the amortization of debt issuance costs associated with the new borrowings and a total of 49.1 million common shares outstanding and
    49.2 million common and common equivalent shares outstanding for basic and diluted earnings per share, respectively. There is no pro forma information for 1998 since the Distribution occurred prior to the beginning of the period presented.



(2) EBITDA is presented not as an alternative measure of operating results or cash flow (as determined in accordance with generally accepted accounting principles), but rather to provide additional information related to the Company's ability to service debt. The EBITDA measure included herein may not be comparable to similarly titled measures reported by other companies. For purposes of the EBITDA calculation, amortization of deferred financing fees of $70 for 1997 and $32 and $112 for the nine months ended September 30, 1997 and 1998, respectively, is excluded from net interest. These amounts are included in depreciation and amortization.



(3) Giving effect to the Distribution as if it had occurred on December 31, 1996, on a pro forma basis long-term debt and stockholders' equity were $276,800 and $128,348, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



    THE FOLLOWING DISCUSSION OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.



COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1997



    HIGHLIGHTS



    CommScope reported net income of $11 million ($0.23 per basic and diluted share) for the quarter ended September 30, 1998, an increase of $4 million (54%) from the quarter ended September 30, 1997 historical and pro forma net income of $7 million ($0.14 per basic and diluted share pro forma).



    For the nine months ended September 30, 1998, CommScope reported net income of $26 million ($0.53 per basic and diluted share), a decrease of $9 million (24%) from the nine months ended September 30, 1997 net income of $35 million. On a pro forma basis, net income for the nine months ended September 30, 1997 was $32 million ($0.65 per basic share and $0.64 per diluted share).



    Pro forma net income and earnings per share for 1997 reflect the impact of CommScope's new capital structure immediately following the Distribution from the Distributing Company which was consummated on the Distribution Date, assuming that all common stock issued and long-term debt borrowings as of the Distribution Date were outstanding since January 1, 1997.



    Net income for the nine months ended September 30, 1998 includes a one-time pre-tax gain of $2 million related to the sale of the Company's high-temperature aerospace and industrial cables business. Excluding the gain, net income for the nine months ended September 30, 1998 was $25 million ($0.50 per share).



    NET SALES



    Net sales for the third quarter and nine months ended September 30, 1998 increased $3 million (2%) to $150 million and decreased $29 million (6%) to $426 million, respectively, from the comparable prior year periods. The decrease in net sales for the nine month period of 1998 compared to 1997 is due primarily to a significant reduction in international sales due to the economic turmoil in key overseas markets.



    For the third quarter and nine months ended September 30, 1998 international sales decreased by 20% and 35%, respectively, compared to the corresponding periods in 1997, driven by reduced sales in the Asian and Latin American markets. International sales for the nine months ended September 30, 1998 represented 24% of the Company's net sales compared to 35% for the comparable period of 1997. However, international sales for the third quarter 1998 increased by 7% over the second quarter 1998.



    Net sales to cable television and other video distribution markets ("CATV Products") for the third quarter and nine months ended September 30, 1998 decreased $3 million (2%) to $119 million and $42 million (11%) to $336 million, respectively, from the comparable prior year periods. These decreases primarily reflect the lower international sales in 1998 as compared to 1997. Domestically, excluding sales to telephone companies, sales of CATV Products increased by 13% for the third quarter of 1998 compared to the third quarter of 1997.



    Net sales for local area network and other data applications ("LAN Products") for the third quarter and nine months ended September 30, 1998 decreased $1 million (6%) to $17 million and increased $5 million (10%) to $60 million, respectively, over the comparable prior year periods. The sales decrease for LAN Products in the third quarter of 1998 is due to unanticipated high inventory levels of LAN cables by customers which temporarily delayed sales. The Company expects a return to more normal customer inventory levels as early as the first quarter of 1999. The sales increase for the nine month period of 1998 compared to 1997 is due to continued growth of the LAN Products business. The Company continues to capture market share through the continued development and marketing of high-performance cable, such as the UltraMedia cable, which supports gigabit transmission and exceeds the highest industry standards.



    Sales of other cable products for the third quarter and nine months ended September 30, 1998 were $14 million and $30 million, respectively, as compared to $7 million and $22 million for the comparable periods in 1997.



    GROSS PROFIT (NET SALES LESS COST OF SALES)



    Gross profit for the third quarter and nine months ended September 30, 1998 was $37 million and $98 million, respectively, compared to $32 million and $110 million for the comparable prior year periods, an increase of 17% and a decrease of 12%, respectively, for each period. The lower gross profit for the nine month period of 1998 compared to 1997 is primarily the result of the lower sales and slightly lower selling prices for CATV Products due to a competitive pricing environment. Lower overhead costs in the nine month period ended September 30, 1997, driven primarily by reduced warranty-related provisions due to lower expectations of claims, contributed partially to the higher 1997 gross profit. The increase in gross profit for the third quarter of 1998 compared to 1997 is due to slightly higher sales and other factors discussed below.



    As a percentage of sales, gross profit declined from 24% for the nine months ended September 30, 1997 to 23% for the comparable period of 1998. For the third quarter 1998, gross profit as a percentage of sales was 25% compared to 22% for the third quarter 1997 and 23% for the second quarter of 1998.



    During the last half of fiscal 1997 gross profit percentages were negatively affected by competitive pricing issues in the marketplace which reduced the average selling price of the Company's products. Domestic pricing remained relatively stable during the first three quarters of 1998. The improvement in gross profit percentages also reflects the impact of the Company's focus on engineered cost savings and manufacturing efficiencies which have positively impacted gross profits in the second and third quarter of 1998. The Company expects gross margins to remain relatively stable in the fourth quarter of 1998 with the potential to expand modestly in 1999, assuming selling prices remain stable.



    SELLING, GENERAL AND ADMINISTRATIVE



    Selling, general and administrative ("SG&A") expense for the third quarter and nine months ended September 30, 1998 was $13 million and $39 million, respectively, compared to $13 million and $37 million during the comparable periods in 1997. As a percentage of net sales, SG&A expense was 9% for the third quarter and nine months ended September 30, 1998, compared to 9% and 8% for the comparable periods in 1997.



    RESEARCH AND DEVELOPMENT



    Research and development expense as a percentage of net sales was 1% during all periods presented. The Company has ongoing programs to develop new products and market opportunities for its products and core capabilities and new manufacturing technologies to achieve cost reductions.



    OTHER INCOME, NET



    In February 1998, the Company sold certain real and personal property and inventories of its High-Temperature Aerospace and Industrial Cable Products Business to Alcatel for an adjusted price of $13 million. The Company recognized a pre-tax gain from the sale of $2 million ($0.03 per share, net of tax effect).

    INTEREST EXPENSE



    Interest expense for the third quarter and nine months ended September 30, 1998, totaling $4 million and $12 million, respectively, represents actual interest incurred on outstanding borrowings under the Company's credit facilities. Interest expense for the third quarter and nine months ended September 30, 1997 represents an allocation of net interest expense from the Distributing Company, which was based upon CommScope's net assets as a percentage of the total net assets of the Distributing Company, through the Distribution Date and actual interest incurred on outstanding borrowings after the Distribution Date.



    Pro forma net interest expense for the third quarter and nine months ended September 30, 1997, totaling $5 million and $14 million, respectively, reflects the historical interest expense of the Company adjusted to reflect a net debt level of $275 million at the beginning of 1997 presented at an assumed weighted average borrowing rate of 6.35% plus the amortization of debt issuance costs associated with the new borrowings incurred at the Distribution. These pro forma net interest costs are not necessarily indicative of what the actual interest costs would have been had CommScope operated as a separate, stand-alone entity. The reduction in actual interest costs during 1998 as compared to the pro forma interest costs for the comparable periods of 1997 is due to the reduction in borrowings under the Company's credit facility since the Distribution.



    INCOME TAXES



    The effective tax rate was 36% for the third quarter and nine months ended September 30, 1998 and 38% for the comparable periods of 1997. The provision for income taxes for the three and nine months ended September 30, 1997 has been determined as if the Company had filed separate tax returns under its previously existing structure as an indirect wholly owned subsidiary of the Distributing Company.


COMPARISON OF THE YEAR ENDED DECEMBER 31, 1997 WITH THE YEAR ENDED DECEMBER 31,
  1996

    NET SALES

    Net sales for the year ended December 31, 1997 were $599.2 million compared to $572.2 million in 1996, an increase of 5%. The following table presents the Company's revenues (in millions) by product line and domestic versus international sales for the years ended December 31, 1997 and 1996, respectively:

                                                                          1997       % OF 1997      1996       % OF 1996
                                                                        NET SALES    NET SALES    NET SALES    NET SALES
                                                                       -----------  -----------  -----------  -----------
CATV Products........................................................   $   491.5         82.0    $   489.4         85.5
LAN Products.........................................................        76.6         12.8         66.5         11.6
Other products.......................................................        31.1          5.2         16.3          2.9
                                                                       -----------       -----   -----------       -----
        Total........................................................   $   599.2        100.0    $   572.2        100.0
                                                                       -----------       -----   -----------       -----
                                                                       -----------       -----   -----------       -----
Domestic sales.......................................................   $   398.8         66.6    $   371.3         64.9
International sales..................................................       200.4         33.4        200.9         35.1
                                                                       -----------       -----   -----------       -----
        Total........................................................   $   599.2        100.0    $   572.2        100.0
                                                                       -----------       -----   -----------       -----
                                                                       -----------       -----   -----------       -----

    Sales of CATV Products in 1997 were essentially equal to 1996 levels. Domestically, sales of CATV were primarily to multiple system operators using HFC networks, who continued their upgrading activities. Excluding sales to our largest domestic customer, sales to domestic multiple system operators increased by approximately 10% in 1997 as compared to 1996. These domestic sales increases were mostly offset by lower sales volume to the Company's largest customer.

    International sales of CATV Products, which represent most of the Company's international sales activity, were also equal to 1996 international sales levels. Excluding sales to Asia and the Pacific Rim market, international sales increased approximately 11% in 1997 compared to 1996. However, sales to the Pacific Rim region decreased by $15 million primarily as a result of economic conditions in the region and changes in the Australian market due to certain governmental regulation changes and other events affecting the market for cable products in that country. CATV Products sales to Australia were $10.3 million in 1997, a decrease of $14.4 million from 1996 sales of $24.7 million, and could potentially be lower in 1998.


    Sales of LAN Products increased 15% in 1997 compared to 1996, primarily due to higher sales volume for premise wiring of local area networks. The higher sales volume of LAN Products has been achieved through the expansion of manufacturing capacity and facilities dedicated to these products, the introduction of cable products with enhanced electrical and physical performance and the acquisition of LAN Products product lines from Teledyne Industries, Inc. in May 1996.


    Average selling prices for both CATV Products and LAN Products were down in 1997 compared to 1996, primarily attributable to competitive price reductions in the market for these products, and offset favorable unit sales volume growth for most products.

    Sales of other products, which increased $14.8 million in 1997 compared to 1996, primarily represent sales of the High-Temperature Aerospace and Industrial Cable Products Business, acquired along with certain other assets primarily used in the production of certain LAN Products from Teledyne Industries, Inc. in May 1996. Sales of the High-Temperature Aerospace and Industrial Cable Products Business totaled $16.5 million in 1997 and $7.3 million in 1996 subsequent to the acquisition, representing $9.2 million of the increase in sales of other products for 1997. In February 1998 the Company sold the facility, equipment and inventories of the High-Temperature Aerospace and Industrial Cable Products Business for approximately $13 million. Other sales, primarily of wiring products used in telecommunication applications, totaled $14.6 million in 1997 compared to $9.0 million in 1996. Sales of CellReach products, included in other sales, were less than 1% of net sales in both 1997 and 1996.

    GROSS PROFIT (NET SALES LESS COST OF SALES)

    Gross profit decreased $14.1 million, or 9%, to $141.0 million in 1997 compared to 1996 gross profit of $155.1 million. Gross profit as a percentage of net sales was 23.5% in 1997 and 27.1% in 1996. The reduction in gross profit and gross profit percentage is attributable to the competitive pricing in the marketplace, increased raw material costs (particularly in aluminum and plastics, which account for more than 50% of the Company's total raw material costs), low gross profit percentages in the High-Temperature Aerospace and Industrial Cable Products Business, and negative gross profit percentages generated during the introduction phase of the CellReach product.

    During 1997, particularly in the third and fourth quarters, the Company made significant progress in the introduction of the CellReach product. More than 500 cellular and PCS sites were successfully installed with CellReach products, including customers such as Nextel Communications Inc., BellSouth Corporation, Sprint Corporation and Air Touch. The Company believes that this product offers growth opportunities for 1998 and beyond because of its superior technical performance and installed cost advantages and expects to achieve at least a break-even gross profit on the CellReach product line in 1998. For 1997, CellReach manufacturing start-up costs negatively impacted gross profit percentage by approximately 70 basis points.

    OPERATING EXPENSES

    SG&A expense increased $6.1 million, or 14%, in 1997 to $50.4 million compared to $44.3 million in 1996, primarily due to increased marketing and selling expenditures in support of the higher sales volumes for CATV Products and LAN Products and the development of a sales force to support the sale of CellReach products. The Company increased its sales force, field support and marketing activities to take advantage of increased growth opportunities in international cable and network markets. General and administrative expenditures related to the Distribution also contributed slightly to the increase in overall SG&A costs. As a percentage of net sales, SG&A expense was 8.4% in 1997 and 7.7% in 1996.

    Research and development expense increased $0.9 million, or 17%, to $6.2 million in 1997 compared to $5.3 million in 1996. The increase resulted from the Company's ongoing programs to develop new products and market opportunities for its products and core capabilities and from programs to develop new manufacturing technologies designed to achieve cost reductions.

    OTHER INCOME (EXPENSE), NET

    Other expense, net was $4.2 million in 1997 and other income, net was $1.8 million in 1996. These amounts primarily reflect the Company's share of income or loss generated by its 49% investment in an Australian joint venture (acquired in August 1995).

    Due to certain governmental regulation changes and other events affecting the market for cable products in Australia during 1997, manufacturing operations of the joint venture were suspended in August 1997 and formally discontinued by decision of the joint venture's directors in December 1997. During the fourth quarter of 1997, the Company recorded pre-tax charges of $3.9 million as other expense to reduce its total current financial investment in the joint venture to expected net realizable value. Net of tax benefits of $0.8 million, these charges reduced 1997 net income by $3.1 million ($0.06 per share).

    NET INTEREST EXPENSE AND INCOME TAXES

    Net interest expense prior to the Distribution represents an allocation of interest expense from the Distribution Company and was allocated based upon the Company's net assets as a percentage of the total net assets of the Distribution Company. Net interest expense subsequent to the Distribution represents the actual interest expense on outstanding borrowings under the Company's credit facilities offset by interest income earned primarily on money market cash deposits. Net interest expense was $13.5 million in 1997 compared to $10.0 million in 1996.

    On a pro forma basis, net interest expense was $18.1 million in 1997 compared to $18.4 million in 1996. Pro forma net interest expense reflects the historical interest expense of the Company adjusted to reflect a net debt level of $275 million at the beginning of each period presented prior to the Distribution at an assumed weighted average borrowing rate of 6.35% for each period plus the amortization of debt issuance costs associated with the new borrowings. The reduction in pro forma net interest expense is attributable to the reduction in borrowings under the Company's Credit Agreement since the Distribution Date.

    The provision for income taxes has been determined as if the Company had filed separate tax returns under its existing structure for the periods presented prior to the Distribution. The Company's effective tax rate was 38% in both 1996 and in 1997 up to the Distribution. The effective tax rate for the year ended December 31, 1997 was 39.1%, with the increase in the effective rate attributable to the fourth quarter charges related to the Australian joint venture which will be partially nondeductible for tax purposes. As an independent taxpayer subsequent to the Distribution, the Company's effective tax rates in future years could vary from historical effective tax rates depending on the Company's future tax elections.


LIQUIDITY AND CAPITAL RESOURCES



    Cash provided by operations was $59 million for the nine months ended September 30, 1998 compared to $51 million for the comparable prior year period, an increase of $8 million or 14%. This increase primarily results from lower levels of working capital at September 30, 1998 as compared to December 31, 1997.

    Working capital was $98 million at September 30, 1998 compared to $113 million at December 31, 1997, a decrease of $15 million, or 14%. The decrease in working capital is due to lower inventory levels and an increase in accounts payable and accrued liabilities offset partially by an increase in accounts receivable. Based on current levels of orders and backlog, management of the Company believes that working capital levels are appropriate to support future operations.



    During the nine months ended September 30, 1998 the Company invested $16 million in equipment and facilities compared to $25 million for the comparable period in 1997. The capital spending in each period was primarily attributable to capacity expansion, particularly for LAN Products, equipment upgrades and vertical integration projects to meet increased current and anticipated future business demands. During the nine months ended September 30, 1998 the Company received initial cash proceeds of $10 million related to the sale of its High-Temperature Aerospace and Industrial Cable Products Business.



    The Company's principal sources of liquidity both on a short-term and long-term basis are cash flows provided by operations and funds available under long-term credit facilities. During the nine months ended September 30, 1998 the Company repaid $52 million under its revolving credit facility. Based upon its analysis of the Company's consolidated financial position and the expected results of its operations in the future, management believes that the Company will have sufficient cash flows from future operations and the financial flexibility to attract both short-term and long-term capital on acceptable terms as may be needed to fund operations, capital expenditures and other growth objectives. There can be no assurance, however, that future industry-specific developments, general economic trends or other situations will not adversely affect the Company's operations or its ability to meet its cash requirements.



    In the normal course of business, CommScope uses various financial instruments, including derivative financial instruments, for purposes other than trading. Non-derivative financial instruments include letters of credit and commitments to extend credit (accounts receivable). The Company controls its exposure to credit risk associated with its financial instruments through credit approvals, credit limits and monitoring procedures. At September 30, 1998, in management's opinion, CommScope did not have any significant exposure to any individual customer or counter-party, nor did CommScope have any significant concentration of credit risk related to any financial instrument.



    Derivative financial instruments utilized by CommScope, which are not entered into for speculative purposes, include commodity pricing contracts, foreign currency exchange contracts, and contracts hedging exposure to interest rates. At September 30, 1998, the Company evaluated its commodity pricing and foreign currency exchange exposures and concluded that it was not currently beneficial to use financial instruments to hedge its current positions with respect to those exposures. However, as of October 26, 1998 the Company entered into an aluminum price swap agreement to effectively convert a small percentage of third quarter 1999 aluminum purchases to a fixed price.



    As of October 20, 1998, the Company had entered into interest rate swap agreements to effectively convert an aggregate amount of $100 million of outstanding variable-rate borrowings to a fixed-rate basis. Contracts for notional amounts of $50 million each expire in April 1999 and October 2001, respectively. Under the agreements, interest settlement payments will be made quarterly based upon the spread between the three month LIBOR, as adjusted quarterly, and fixed rates of 5.79% and 4.81%, respectively. Net payments or receipts resulting from the swap agreements are recorded as adjustments to interest expense in each quarter.



    At September 30, 1998, the weighted average effective interest rate on outstanding borrowings and associated credit fees under the Credit Agreement and the Alabama State Industrial Development Authority Notes was 6.7%.

NEWLY ISSUED ACCOUNTING STANDARDS



    In June 1997, Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income," was issued. SFAS No. 130 will require disclosure of comprehensive income (which is defined as "the change in equity during a period excluding changes resulting from investments by shareholders and distributions to shareholders") and its components. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997, with reclassification of comparative years required. The Company plans to provide appropriate financial statement disclosures under SFAS No. 130 in its Form 10-K for the fiscal year ended December 31, 1998. Had the new standard been applied for the three months and nine months ended September 30, 1998, comprehensive income would not differ from net income for all periods presented in the condensed consolidated statements of income.



    Also in June 1997, SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," was issued. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company plans to provide appropriate financial statement disclosures under SFAS No. 131 in its Form 10-K for the fiscal year ended December 31, 1998. SFAS No. 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. Management is currently evaluating the effect of SFAS No. 131 on the Company's current disclosures.



    In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The new standard requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for the Company beginning with the year ending December 31, 2000. Management is currently evaluating the effects of SFAS No. 133 on the Company's financial statements and current disclosures.



YEAR 2000



    CommScope is currently addressing an issue common to most companies--ensuring that its existing information technology ("IT") systems and applications and other non-IT control devices are suitable for continued use into and beyond the Year 2000. Many IT systems and applications and non-IT control devices utilized by the Company use only two digits to identify a year in the date field--and accordingly may recognize a date using "00" as the Year 1900 or some other date rather than the Year 2000. Failure to make appropriate modifications or upgrades to critical IT systems and applications and non-IT control devices could result in a system failure or miscalculations causing significant disruptions to operations. Third parties with whom the Company interacts also employ various computer systems with similar Year 2000 compliance issues. Failure by third parties to adequately address their own Year 2000 compliance issues exposes the Company to business risks such as a reduced demand for the Company's products or the lack of availability of critical raw materials or services required for manufacturing the Company's products. CommScope's products themselves--high performance, high bandwidth cables for the telecommunications industry--are not affected by the Year 2000 problem. The Year 2000 compliance discussion below is based on information currently available to the Company. Forward-looking statements concerning the Year 2000 issue should be read in conjunction with the information set forth under the heading "Risk Factors."



    To address the Year 2000 compliance issue, the Company has appointed a corporate-wide Year 2000 compliance project team which is responsible for coordinating the identification, evaluation, and implementation of changes to IT systems and applications and non-IT control devices necessary to achieve a Year 2000 date conversion. The Year 2000 compliance project team is also investigating significant third parties to determine the effectiveness of their efforts toward achieving Year 2000 compliance.



    The Year 2000 compliance project team has designed a systematic methodology toward addressing the Year 2000 compliance issue, which includes: (1) identification and evaluation of IT systems and applications and non-IT control devices with Year 2000 compliance issues; (2) implementation of changes to IT systems and applications and non-IT control devices to achieve Year 2000 compliance; (3) testing of the corrective actions taken to ensure Year 2000 compliance for the identified systems; and (4) development of contingency plans in the event of the failure of third parties to become Year 2000 compliant.



    A database of internal IT systems and applications and non-IT control devices which rely on date-sensitive computer logic has been developed to provide a starting framework from which to address the significant issues related to Year 2000 compliance. Each of these systems, applications and devices is being classified as a priority A, B, or C issue. Both A and B priority items are deemed as critical systems which must be modified or upgraded into Year 2000 compliance. Priority C items are non-critical IT and non-IT systems which will be upgraded into Year 2000 compliance upon completion of the modification of A and B priority items.



    The Year 2000 compliance project team has also accumulated a database of significant third parties. Each of these third parties is being contacted and asked to provide responses which will allow the Company to assess their ability to achieve Year 2000 compliance. The Company will also evaluate third party compliance through internal testing, where feasible, to verify that the modifications are effective.



    Modifications to most written programs for IT systems and applications (which initially were developed in-house) have been in progress by Company personnel since early 1997. Substantially all IT systems and applications acquired from external sources are being upgraded to Year 2000 compliant versions (if they are not already) through system upgrades or through the purchase of new systems. It is expected that the Company will achieve 70% Year 2000 compliance for critical internal IT systems and applications by the end of 1998, with 100% Year 2000 compliance by the third quarter of 1999. Virtually all critical non-IT systems (including a variety of equipment control devices) are currently being modified for Year 2000 compliance through upgrades to Year 2000 compliant devices.



    The Company plans to test the effectiveness of corrective actions taken to achieve Year 2000 compliance during 1999, but to date it has not performed compliance testing on systems or applications for which Year 2000 modifications have been made. As compliance testing is completed and a full assessment of the risks from potential Year 2000 systems failures can be made, the Company plans to develop Year 2000 contingency plans. These contingency plans will factor in business and operating decisions related to the potential failure of significant third parties to become Year 2000 compliant.



    The Company currently does not believe that the costs of addressing Year 2000 compliance issues will be material to CommScope's results of operations, financial condition or cash flows. The Company estimates that, through September 30, 1998, it has spent $250,000 to remediate Year 2000 compliance issues for IT systems and applications and $100,000 for non-IT devices. Future expenditures to remediate Year 2000 compliance issues are currently estimated at $500,000 for IT systems and applications and $500,000 for non-IT devices. All anticipated expenditures are expected to be financed through cash flows from future operations.



    The Company believes that the corrective actions implemented under the direction of the Year 2000 compliance project team will be completed on a timely basis in a cost-effective manner to ensure that the Company's internal systems will be operational and suitable for continued use in the Year 2000 and beyond. In addition, the Company believes that significant third parties will become Year 2000 compliant or that adequate contingency plans will be developed and implemented to ensure minimal business interruption to the Company's operations. However, there can be no guarantee that problems associated with system failure or deficient system operation due to Year 2000 compliance issues will not result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition.

SUBSEQUENT EVENTS



    In October 1998, the Company signed a definitive agreement to acquire Alcatel's coaxial cable business in Seneffe, Belgium. The purchase price will be finalized at the time of the closing, which is expected to occur in the fourth quarter of 1998, and is expected to be in the $20 to $25 million range. CommScope will also supply Alcatel with its future worldwide requirements of CATV coaxial cable for a period of time to be determined. The acquisition gives CommScope access to established European distribution channels and complementary coaxial cable technologies.


EFFECTS OF INFLATION

    The Company continually attempts to minimize any effect of inflation on earnings by controlling its operating costs and selling prices. During the past few years, the rate of inflation has been low and has not had a material impact on the Company's results of operations.


    The principal raw materials purchased by CommScope (fabricated aluminum, copper and plastics) are subject to changes in market prices as these materials are linked to the commodity markets. To the extent that CommScope is unable to pass on cost increases to customers, the cost increases could have a significant impact on the results of operations of CommScope. In 1997 commodity prices related to raw materials made of aluminum, copper and plastics increased at rates higher than general inflation. During 1998 commodity prices related to these raw materials have moderated. Any future increases in commodity prices related to raw materials used by the Company could have a negative effect on future operating results.

                                    BUSINESS


    The Company is a leading worldwide designer, manufacturer and marketer of a broad line of coaxial cables and other high-performance electronic and fiber optic cable products primarily for communications applications including cable television, telephony and Internet access. The Company is the largest manufacturer and supplier of coaxial cable for HFC cable systems in the United States, with over 50% market share in 1997 (by sales volume), and is a leading supplier of coaxial cable for video distribution applications such as satellite television and security surveillance. The Company is also a leading provider of high-performance premise wiring for LAN and the Company's management believes it has developed a next generation wireless antenna cable. The Company sells its products to approximately 2,500 customers in over 85 countries. The Company intends to expand its global presence through its planned acquisition of Europe's largest manufacturer of CATV coaxial cable.


    For the year ended December 31, 1997, approximately 82% of the Company's revenues were to the cable television and video distribution markets, 13% were for LAN applications and 5% were for other high-performance cable markets including cable for wireless applications, industrial and other wiring applications. The Company's revenues and net income for the year ended December 31, 1997 were $599 million and $37 million, respectively. Approximately $200 million (33%) of the Company's revenues were from international customers.

    The Company's management believes that the Company is the world's most technologically advanced, low-cost provider of coaxial cable. As a result of the Company's leading product offerings, cost-efficient manufacturing processes and economies of scale resulting from its leading market share, management believes that the Company is well-positioned to capitalize on the opportunity provided by the convergence of video, voice and data and the resulting demand for bandwidth and high speed access. The Company's management also believes that the following industry trends will drive demand for its products: (i) the endorsement of HFC cable systems by major cable, telephone and technology companies; (ii) increasing use of the Internet; (ii) increasing demand for high speed LAN access; and (iv) the continuing rapid deployment of wireless communications systems worldwide.

    The Company's management believes that, in 1997, the worldwide CATV coaxial cable market was approximately $900 million, the domestic LAN cable market was approximately $1.3 billion, and the worldwide wireless coaxial cable and accessory market was approximately $1.0 billion. The Company intends to strengthen its leading market share position in coaxial cable and to continue its product leadership position in the LAN cable market, where it has been gaining market share, and leverage its coaxial cable technology to further penetrate the wireless coaxial cable market.

GROWTH STRATEGY


    The Company has adopted a growth strategy to expand, strengthen and leverage its current market position as the leading worldwide supplier of coaxial cable for broadband communications. The principal elements of the Company's growth strategy are the following:



    - CAPITALIZE ON HFC PARADIGM SHIFT. To date, a vast majority of video networks worldwide, such as cable service provider networks, have adopted the HFC network architecture for video service delivery. Recent events involving major telecommunications and cable service providers create the potential to expand the role of HFC networks from a video-centric focus to a key platform for delivery of a variety of broadband services. These events include AT&T Corporation's pending acquisition of TCI, Microsoft Corporation's $1 billion investment in Comcast, Paul Allen's acquisitions of Marcus Cable and Charter, and the recent success of high-speed cable data services such as @Home Corporation and MediaOne. The Company believes that the HFC network architecture provides the most cost-effective bandwidth into the home, enabling both cable and telecommunications service providers to offer new products and services such as high speed Internet access, video on demand, IP telephony and HDTV. The Company is well-positioned to benefit from the build out, upgrade and maintenance of such networks in both domestic and international markets.


    - DEVELOP PROPRIETARY PRODUCTS AND EXPAND MARKET OPPORTUNITIES. The Company maintains an active program to identify new market opportunities and develop and commercialize products that leverage its core technology and manufacturing competencies. This strategy has led to the development of new products and entry into new markets such as satellite cables, LAN cables, specialized coaxial based telecommunication cables, broadcast audio and video cables and coaxial cables in conduit. For example, the Company leveraged its coaxial cable technology to enter the LAN cable market and developed UltraMedia, a high-end LAN cable product targeted for high-speed LAN applications. The Company has also recently developed a thin-wall foam FEP design for twisted pair cables on which a patent is pending. In addition, the Company leveraged its expertise in aluminum coaxial cable technology to develop CellReach, a superior copper coaxial cable solution for the wireless antenna market. CellReach is a technologically superior product with a lower total lifetime cost of ownership than the current industry standard and has been installed to date in over 1,000 cellular and PCS sites with leading service providers such as Nextel Communications, Inc., Sprint Corporation and BellSouth Corporation. The Company's internal product development strategy is augmented by acquisitions of cable or related component businesses that enhance the Company's existing product portfolio or that offer synergistic cable-related growth opportunities.


    - CONTINUOUSLY IMPROVE OPERATING EFFICIENCIES. The Company has invested approximately $90 million in state-of-the-art manufacturing facilities and new technologies during the past three fiscal years. These investments have increased capacity and operating efficiencies, improved management control and provided more consistent product quality. As a result, the Company believes that it has become one of the few cable manufacturers capable of satisfying volume production, time-to-market, time-to-volume and technology requirements of customers in the communications industry. The Company believes that its breadth and scale permit it to cost-effectively invest in improving its operating efficiency through investments in engineering and cost-management programs and to capture value in the supply chain through vertical integration projects.


    - LEVERAGE GLOBAL PLATFORM. In the past few years, the Company has become a major supplier of coaxial cable to international markets, principally Europe, Latin America and the Pacific Rim, for the cable television and broadband services industries. In 1997, the Company had approximately 375 international customers in over 85 countries representing approximately $200 million (33%) of the Company's 1997 revenue. To support its international sales efforts, the Company has sales representatives based in Europe, Latin America and the Pacific Rim. In addition, the Company is able to leverage its domestic cable customer base with respect to those customers who are also equity investors in international cable service providers. Although there is current uncertainty in international markets, the Company believes that it is well-positioned to benefit over the long-term from future international growth opportunities. To further improve its ability to service international customers as well as reduce shipping and importation costs, the Company intends to establish or acquire international distribution and/or manufacturing facilities. For example, the Company recently announced its planned acquisition of Alcatel's CATV coaxial cable business in Seneffe, Belgium. This acquisition gives CommScope access to established European distribution channels and complementary coaxial cable technologies. See "--Business Units--International Markets."


    - PROVIDE SUPERIOR CUSTOMER SERVICE. The Company believes that its coaxial cable manufacturing capacity is greater than that of any other manufacturer, which enables the Company to provide its customers a unique high-volume service capability. As a result of its 24-hour, seven days per week continuous manufacturing operations, the Company is able to offer quick order turnaround services. In addition, management believes that the ability to offer rapid delivery services, materials management and logistics services to customers through its private truck fleet is an important competitive advantage.

BUSINESS UNITS

    The Company manufactures and sells cable for three broad market segments:
CATV and other video applications, LAN applications and other cable products.

    DOMESTIC CABLE TV MARKET. The Company designs, manufactures and markets primarily coaxial cable, most of which is used in the cable television industry. The Company manufactures two primary types of coaxial cable: semi-flexible, which has an aluminum or copper outer tubular shield or outer conductor; and flexible, which is typically smaller in diameter than semi-flexible coaxial cable and has a more flexible outer conductor typically made of metallic tapes and braided fine wires. Semi-flexible coaxial cables are used in the trunk and feeder distribution portion of cable television systems, and flexible coaxial cables (also known as drop cables) are used for connecting the feeder cable to a residence or business or for some other communications applications. The Company also manufactures fiber optic cable primarily for the cable television industry.

    Cable television service traditionally has been provided primarily by cable television system operators ("MSOs") that have been awarded franchises from the municipalities they serve. In response to increasing competitive pressures, MSOs have been expanding the variety of their service offerings not only for video, but for Internet access and telephony, which generally requires increasing amounts of cable and system bandwidth. MSOs have generally adopted, and the Company's management believes that for the foreseeable future will continue to adopt, HFC cable system designs when seeking to increase system bandwidth. Such systems combine the advantages of fiber optic cable in transmitting clear signals over a long distance without amplification, and the advantages of coaxial cable in ease of installation, low cost and compatibility with the receiving components of the customer's communications devices. The Company's management believes that: (1) MSOs are likely to increase their use of fiber optic cable for the trunk and feeder portions of their cable systems; (2) there will be an ongoing need for high-capacity coaxial cable for the local distribution and street-to-the-home portions of the cable system; and (3) coaxial cable remains the most cost effective means for the transmission of broadband signals to the home or business over shorter distances in cable networks. For local distribution purposes, coaxial cable has the necessary signal carrying capacity or bandwidth to handle upstream and downstream signal transmission.

    The construction, expansion and upgrade of cable systems require significant capital investment by cable operators. MSOs have been significant borrowers from the credit and capital markets, and, accordingly, capital spending within the domestic cable television industry has historically been cyclical, depending to a significant degree on the availability of credit and capital. The cable television industry has also been subject to varying degrees of both national and local government regulation, most recently, the Telecom Act and the 1992 Cable Act, and their implementing regulations adopted in 1993 and 1994. Regional Bell Operating Companies ("RBOCs") and other telephone service providers have generally been subject to regulatory restrictions which prevented them from offering cable television service within their franchise telephone areas. However, the Telecom Act removes or phases out many of the regulatory and sale restrictions affecting MSOs and telephone operating companies in the offering of video and telephone services. The Company's management believes that the Telecom Act will encourage competition among MSOs, telephone operating companies and other communications companies in offering video, telephone and data services such as Internet access to consumers, and that providers of such services will upgrade their present communications delivery systems. The Company has provided coaxial cables to most major U.S. telephone operating companies, several of which are installing broadband networks for the delivery of video, telephone and other services to some portion of their telephone service areas. The broadband networks proposed by some of the telephone companies utilize HFC technologies similar to those employed by many cable television operators. See "Risk Factors--Dependence of the Company on the Cable Television Industry and Cable Television Capital Spending."

    INTERNATIONAL MARKETS. Cable system designs utilizing HFC technology are increasingly being employed in international markets with low cable television penetration. Based upon industry trade publications and reports from telecommunications industry analysts, the Company's management estimates that approximately 36% of the television households in Europe subscribe to some form of multichannel television service as compared to a subscription rate of approximately 70% in the United States. Based upon such sources, the Company's management estimates that subscription rates in the Asia/Pacific Rim and Latin American/Caribbean markets are even lower at approximately 17% and 12%, respectively. In terms of television households, it is estimated that there were approximately 248 million television households in Europe, approximately 377 million in Asia/Pacific Rim and approximately 93 million in Latin America and the Caribbean. This compares to approximately 96 million television households in the United States.


    International sales of the Company's coaxial cables have increased steadily, from approximately $66 million in 1992 to approximately $200 million in 1997. In 1997, the Company had sales in approximately 85 countries. Penetration of the international marketplace has been accomplished through a network of distributors and agents located in major countries where the Company does business. The Company also employs 13 international direct territory managers to supplement and manage its network of distributors and agents. In addition to new customers developed by the Company's network of distributors and sales representatives, many large U.S. cable television operators, with whom the Company has had long established business relationships, are active investors in cable television systems outside the United States.


    While the Company's management expects long-term growth opportunities in international markets, for the first nine months of 1998, international sales decreased by approximately 35% as compared to the corresponding period in 1997, due to monetary crises in key overseas markets, including the Pacific Rim and South America. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." However, in the long run, the Company's management believes that continued growth in international markets, including the developing markets in Asia, the Middle East and Latin America, and the expected privatization of the telecommunications structure in many European countries, represent significant future opportunities. While growth in international revenues could serve to mitigate the effects of future capital spending cycles by domestic cable operators, such growth may be subject to political and economic uncertainties. See "Risk Factors--International Operations."



    The Company has recently announced its planned acquisition of Alcatel's CATV coaxial cable business in Seneffe, Belgium. This acquisition gives CommScope access to established European distribution channels and complementary coaxial cable technologies. CommScope will also supply Alcatel with its future worldwide requirements of CATV coaxial cable for a period of time to be determined. The Company believes that this acquisition provides access to key strategic markets and creates the opportunity for growth in sales, cash flow and stockholder value over the long term. While the Company expects the transaction to be neutral to slightly negative to 1999 earnings, it expects it to be accretive thereafter. The purchase price will be finalized at the time of the closing, which is expected to be completed by the end of 1998, and is expected to be in the $20 to $25 million range.


    In 1995 the Company, along with Pacific Dunlop Ltd., began a joint venture located near Melbourne, Australia to manufacture certain coaxial cables for the Australian market. Due to accelerated construction activity, the majority of cables supplied by the joint venture were manufactured by the Company's facilities in the United States and exported into Australia. Export sales to Australia totaled $20.2 million, $24.7 million and $10.3 million in 1995, 1996 and 1997, respectively. However, after a rapid two-year build out of major Australian cities, the market transitioned from a construction market to primarily a maintenance market. Further, due to financial and regulatory issues, construction activity for the two major cable TV service providers was sharply reduced in the second half of 1997. Because of these issues and the weakening Southeast Asian economic outlook, the joint venture permanently ceased manufacturing activities in December 1997. The Company took a $3.9 million pre-tax charge in connection with the manufacturing shutdown in 1997 and is in the process of liquidating the joint venture operation.

    VIDEO AND BROADCAST APPLICATIONS (NON-CABLE TELEVISION). Many specialized markets or applications are served by multiple cable media (i.e., coaxial, twisted pair (shielded or unshielded), fiber optic or combinations of each). The Company has become a leading producer of composite cables made of flexible coaxial and twisted copper pairs for full service communications providers worldwide. In the satellite direct-to-home ("DTH") cable market, where specialized composite coaxial and copper cables transmit satellite-delivered video signals and antenna positioning/control signals, the Company has developed a leading market position. DTH cables are specified by leading original equipment manufacturers ("OEMs"), distributors and service providers. The Company markets an array of premium metallic and optical cable products directed at the broadcasting and video production studio market. Because of the Company's position in other video transport markets and access to distribution channels within the market, these products are viewed by the Company's management as a growth opportunity, although there can be no assurance that the Company will be able to penetrate this market successfully.


    LAN MARKET. The proliferation of personal computers, and more broadly the practice of distributed computing, has created a need for products which enable users to share files, applications and peripheral equipment such as printers and data storage devices. LANs, typically consisting of at least one dedicated computer (a "server"), peripheral devices, network software and interconnecting cables, were developed in response to this demand. The Company manufactures a variety of twisted pair, coaxial and fiber optic cables to transmit data for LAN applications. The most widely used cable design for this application consists of four high-performance twisted pairs that are capable of transmitting data at rates in excess of 155 mbps. The Company focuses its products and marketing on cables with enhanced electrical and physical performance such as its recently introduced UltraMedia unshielded twisted pair ("UTP"). The Company's management believes that UltraMedia cable is among the highest performing UTP cables in the industry. Copper and fiber optic composite cables are frequently combined in a single cable to reduce installation costs and support multimedia applications.


    CELLULAR COMMUNICATION APPLICATIONS. Management of the Company believes that the rapid deployment of cellular or "wireless" communication systems throughout the United States and the rest of the world presents a growth opportunity for the Company. Semi-flexible coaxial cables are used to connect the antennae located at the top of cellular antenna towers to the radios and power sources located adjacent to or near the antenna site. In 1996 and 1997, the Company developed CellReach products, a line of copper shielded semi-flexible coaxial cables and related connectors and accessories to address this market. The Company has significant manufacturing capacity in place for this product line and is currently developing additional products and marketing programs for CellReach for both the U.S. and certain international markets. Management of the Company began receiving orders and making shipments of CellReach in the first quarter of 1997. CellReach has been installed to date in over 1,000 cellular and PCS sites with leading service providers such as Nextel Communications, Inc., Sprint Corporation and BellSouth Corporation. There are, however, larger, well established companies with significant financial resources and brand recognition in the cellular market which have established marketing channels for coaxial cables and accessories.

    OTHER MARKETS. The Company has also developed a strategy for addressing additional cable consuming markets. By combining narrowly focused product and market management with its cable manufacturing and operational skills, the Company is entering new markets for telephone central office, industrial control and data, and other high-performance cable applications.

MANUFACTURING

    The Company employs advanced cable manufacturing processes, the most important of which are: thermoplastic extrusion for insulating wires and cables, high-speed welding and swaging of metallic shields or outer conductors, braiding, cabling and automated testing. Many of these processes are performed on equipment that has been modified for the Company's purposes or specifically built to the Company's specifications, often internally in the Company's own machine shop facilities. The Company fabricates very few of the raw material components used in making most of its cables, such as wire, tapes, tubes and similar materials, but the Company's management believes such fabrication, to the extent economically feasible, could be done by the Company instead of being outsourced. For example, the Company recently announced plans to acquire the clad wire fabrication equipment and technology of Texas Instruments Incorporated. This acquisition allows the Company to further vertically integrate its processes, providing an opportunity to significantly reduce cost. The manufacturing processes of the three principal types of cable manufactured by the Company -- coaxial cables, twisted copper pair cables and fiber optic cables -- are further described below.


    COAXIAL CABLES. The Company employs a number of advanced plastic and metal forming processes in the manufacture of coaxial cable. Three fundamental process sequences are common to almost all coaxial cables.

    First, a plastic insulation material, called the dielectric, is melt extruded around a metallic wire or center conductor. Current, state-of-the-art dielectrics consist of foamed plastics to enhance the electrical properties of the cable. Precise control of the foaming process is critical to achieve the mechanical and electrical performance required for broadband services and cellular communications applications. The Company's management believes that plastic foam extrusion, using proprietary materials, equipment and control systems, is a core competency of the Company.

    The second step involves sheathing the dielectric material with a metallic shield or outer conductor. Three basic shield designs and processes are used. For semi-flexible coaxial cables, solid aluminum or copper shields are applied over the dielectric by either pulling the dielectric insulated wire into a long, hollow metallic tube or welding the metallic tube directly over the dielectric. Welding allows the use of thinner metal, resulting in more flexible products. The Company uses a proprietary welding process that achieves significantly higher process speeds than those achievable using other cable welding methods. The same welding process has led to extremely efficient manufacturing processes of copper shielded products for cellular communications. For both hollow and welded tubes, the cable is passed through tools that form the metallic shield tightly around the dielectric.

    Flexible coaxial cables, which are usually smaller in diameter than semi-flexible coaxial cables, generally are made with the third shield design. Flexible outer shield designs typically involve laminated metallic foils and braided fine wires which are used to enhance flexibility which is more desirable for indoor wiring or for connecting subscribers in drop cable applications.

    The third and usually final process sequence is the melt extrusion of thermoplastic jackets to protect the coaxial cable. A large number of variations are produced during this sequence including: incorporating an integral strength member; customer specified extruded stripes and printing for identification; abrasion and crush resistant jackets; and adding moisture blocking fillers.


    TWISTED COPPER PAIRS. Single copper wires are insulated using high-speed thermoplastic extrusion techniques. Two insulated copper singles are then twinned (twisted into an electrically balanced pair unit) in a separate process and then bunched or cabled (the grouping of two or more pair units into larger units for further processing) in one or more further processes depending on the number of pairs desired within the completed cable. The cabled units are then shielded and jacketed or simply jacketed without applying a metallic shield in the jacketing process (the extrusion of a plastic jacket over a shielded or unshielded cable core). The majority of the sales of the Company's twisted copper pairs are derived from plenum rated unshielded twisted pair cables for LAN applications. Plenum cables are cables rated under the National Electrical Code as safe for installation within the air plenum areas of office buildings due to their flame retarding and low smoke generating characteristics when heated. Plenum cables are made from more costly thermoplastic insulating materials, such as FEP. These materials have significantly higher extrusion temperature profiles that require more costly extrusion equipment than non-plenum rated cables. The Company believes that the processing of plenum-rated materials is one of its core competencies. In addition, the Company recently announced an engineering breakthrough for the extrusion of FEP. The patent pending thin-wall foam FEP process improves signal velocity and uses significantly less raw material in a smaller diameter cable in typical applications. The Company believes that this process enhances its ability to grow and serve customers in all LAN segments. The Company intends to incorporate the new foaming technology in its products over the next few months and expects to reach full production capacity during 1999.


    FIBER OPTIC CABLES. To manufacture fiber optic cables, the Company purchases bulk uncabled optical fiber singles and colors and buffers them before cabling them into unjacketed core units. Protective outer jackets and, sometimes, shields and jackets are then applied in a final process before testing. Manufacturing and test equipment for fiber optic cables are distinct from that used to manufacture coaxial and copper twisted pair cables. The majority of fiber optic cables produced by the Company are sold to the cable television and LAN industry. Some of these fiber-optic cables are produced under licenses acquired from other fiber and fiber optic cable manufacturers.

    COMPOSITE CABLES. Cables that are combinations of some or all of coaxial cables, copper singles or twisted copper pairs and fiber optic cables within a single cable are also produced by the Company for a variety of applications. The most significant of the composite cables manufactured by the Company are combination coaxial and copper twisted pairs within a common outer jacket which are being used by some telephone companies and cable operators to provide both cable television services and telephone services to the same households over HFC networks. Nearly all markets currently addressed by the Company have applications for composite cables which the Company is capable of manufacturing.

RESEARCH AND DEVELOPMENT

    The Company's research, development and engineering expenditures for the creation and application of new and improved products and processes were $6 million, $5 million and $4 million for the years ended December 31, 1997, 1996 and 1995, respectively. The Company focuses its research and development efforts primarily on those product areas that it believes have the potential for broad market applications and significant sales within a one-to-three year period. The Company's management anticipates that the level of spending on product development activities will accelerate in future years. Total research and development expenditures are expected to be approximately $7 million in 1998. The widespread deployment of broadband services and HFC systems is expected to provide opportunities for the Company to enhance its coaxial cable product lines and to improve its manufacturing processes. Additionally, the Company's management expects that its participation in the LAN, cellular communications and other new markets now identified will require higher rates of product development spending in relation to sales generated than has been the case in recent years.

SALES AND DISTRIBUTION


    The Company markets its products worldwide through a combination of more than 80 direct sales, territory managers and manufacturers' representative personnel. The Company supports its sales organization with regional service centers in: North Carolina; California; Alabama; Birmingham, England; and Melbourne, Australia. In addition, the Company utilizes local inventories, sales literature, internal sales service support, design engineering services and a group of product engineers who travel with sales personnel and territory managers and assist in product application issues, and conduct technical seminars at customer locations to support its sales organization. The Company intends to expand its global presence through its planned acquisition of Europe's largest manufacturer of CATV coaxial cable. See "--Business Units--International Markets."


    A key aspect of the Company's customer support and distribution chain is the use of its private truck fleet. Management believes that the ability to offer rapid delivery services, materials management and logistics services to customers through its private truck fleet is an important competitive advantage.

    The Company's products are sold and used in a wide variety of applications. The Company's products primarily are sold both directly to cable system operators and telecommunications companies, OEMs and through distributors. There has been a trend on the part of OEM customers to consolidate their lists of qualified suppliers to companies that have a global presence, can meet quality and delivery standards, have a broad product portfolio and design capability, and have competitive prices. The Company has concentrated its efforts on service and productivity improvements including advanced computer aided design and manufacturing systems, statistical process controls and just-in-time inventory programs to increase product quality and shorten product delivery schedules. The Company's strategy is to provide a broad selection of products in the areas in which it competes. The Company has achieved a preferred supplier designation from many of its cable television, telephone and OEM customers.

    Cable television services in the United States are provided primarily by MSOs. It is estimated that the six largest MSOs account for more than 60% of the cable television subscribers in the United States. The major MSOs include such companies as TCI, Time Warner Cable, MediaOne of Delaware, Inc., Comcast and Cablevision Systems Corporation. Many of the major MSOs are customers of the Company, including those listed above. During 1997, sales to no single customer accounted for 10% or more of the Company's net sales and TCI was the only customer which accounted for 10% or more of the net sales of the Company during 1996 and 1995. Certain RBOCs and other telecommunications companies who have recently begun providing cable television services have become significant customers of the Company.

PATENTS


    The Company pursues an active policy of seeking intellectual property protection, namely patents, for new products and designs. The Company holds 56 patents worldwide and has 84 pending applications. Although the Company considers its patents to be valuable assets, no single patent is considered to be material to its operations as a whole. The Company intends to rely on its proprietary knowledge and continuing technological innovation to develop and maintain its competitive position.


BACKLOG

    At December 31, 1997, 1996 and 1995, the Company had an order backlog of approximately $55 million, $36 million and $33 million, respectively. Orders typically fluctuate from quarter to quarter based on customer demand and general business conditions. Backlog includes only orders for products scheduled to be shipped within six months. Unfilled orders may be canceled prior to shipment of goods; however, such cancellations historically have not been material. However, significant elements of the Company's business, such as sales to the cable television industry, distributors, the computer industry and other commercial customers, generally have short lead times. Therefore, current order backlog may not be indicative of future demand.

COMPETITION

    The Company encounters competition in substantially all areas of its business. The Company competes primarily on the basis of product specifications, quality, price, engineering, customer service and delivery time. Competitors include large, diversified companies, some of which have substantially greater assets and financial resources than the Company, as well as medium to small companies. The Company also faces competition from certain smaller companies that have concentrated their efforts in one or more areas of the coaxial cable market. The Company's management believes that it enjoys a strong competitive position in the coaxial cable market due to its position as a low-cost, high-volume coaxial cable producer and reputation as a high-quality provider of state-of-the-art cables with a strong orientation toward customer service. The Company's management also believes that it enjoys a strong competitive position in electronic cable market due to the existence of one of the larger direct field sales organizations within the LAN segment, the comprehensive nature of its product line and its long established reputation for quality.

RAW MATERIALS


    In the manufacture of coaxial and twisted pair cables, the Company processes metal tubes, tapes and wires including bi-metallic wires (wires made of aluminum or steel with thin outer skins of copper) that are fabricated from high-grade aluminum, copper and steel. Most of these fabricated metal components are purchased under supply arrangements with some portion of the unit pricing indexed to commodity market prices for these metals. The Company has adopted a hedging policy pursuant to which it may, from time to time, attempt to match futures contracts or option contracts for a specific metal with some portion of the anticipated metal purchases for the same periods. Other major raw materials used by the Company include polyethelenes, polyvinylchlorides, FEP and other plastic insulating materials, optical fibers, and wood and cardboard shipping and packaging materials. In 1997, approximately 14% of the Company's raw material purchases were for bi-metallic center conductors for coaxial cables, nearly all of which were purchased from Copperweld Corporation under a long-term supply arrangement expiring in March 2000. However, the Company recently announced plans to acquire the clad wire fabrication equipment and technology of Texas Instruments Incorporated. At full capacity, this acquisition will give the Company the ability to produce a significant portion of the bi-metal center conductors used by the Company. In addition to bi-metallic wires, fine aluminum wire, which is a smaller raw material purchase than bi-metallic wire, is purchased primarily from a single source; neither of these major raw materials could be readily replaced in sufficient quantities if all supplies from the respective primary sources were disrupted for an extended period and the Company was unable to vertically integrate the production of these products. There are few worldwide producers of FEP and market supplies have been periodically limited over the past several years. Availability of adequate supplies of FEP will be critical to future LAN cable sales growth. The Company has demonstrated an ability, on a limited basis, to successfully foam FEP. The Company's ability to successfully foam FEP on a large scale commercial basis would help moderate the impact of any limitation of the FEP supply. With respect to all other major raw materials used by the Company, alternative sources of supply or access to alternative materials are generally available. Supplies of all raw materials used by the Company are generally adequate and expected to remain so for the foreseeable future.


ENVIRONMENT

    The Company uses some hazardous substances and generates some solid and hazardous waste in the ordinary course of its business. Consequently, the Company is subject to various federal, state, local and foreign laws and regulations governing the use, discharge and disposal of hazardous materials. Because of the nature of its business, the Company has incurred, and will continue to incur, costs relating to compliance with such environmental laws. Although the Company's management believes that it is in substantial compliance with such environmental requirements, and the Company has not in the past been required to incur material costs in connection therewith, there can be no assurance its cost to comply with such requirements will not increase in the future. Although the Company is unable to predict what legislation or regulations may be adopted in the future with respect to environmental protection and waste disposal, compliance with existing legislation and regulations has not had and is not expected to have a material adverse effect on the Company's operations and financial condition.

EMPLOYEES


    At October 25, 1998, approximately 2,525 people were employed by the Company. Substantially all employees are located in the United States. The Company's management believes that its relations with its employees are satisfactory.

                                   MANAGEMENT

BOARD OF DIRECTORS OF THE COMPANY

    Set forth below are the persons who currently serve as directors of the Company, each of whom has served since the Distribution. Nicholas C. Forstmann intends to resign as a director in conjunction with, and prior to the consummation of, the Offering.


                                                                  TERM
                      NAME                            AGE        EXPIRES                        POSITION
------------------------------------------------      ---      -----------  ------------------------------------------------
Frank M. Drendel................................          53         2000   Chairman of the Board and Chief Executive
                                                                              Officer of the Company
Edward D. Breen.................................          42         1999   Director
Nicholas C. Forstmann...........................          51         2000   Director
Boyd L. George..................................          56         2001   Director
George N. Hutton, Jr............................          69         2001   Director
James N. Whitson................................          63         1999   Director


    Frank M. Drendel has been Chairman and Chief Executive Officer of the Company since the Distribution. He served as a director of General Instrument Corporation of Delaware, Inc. ("GI Delaware"), a subsidiary of the Distributing Company, and its predecessors from 1987 to March 1992, and was a director of the Distributing Company until July 1997. He has served as President and Chairman of CommScope NC, currently a subsidiary of the Company, from 1986 to 1997, and Chief Executive Officer of CommScope NC since 1976. He is a director of General Instrument, Nextel Communications, Inc., C-SPAN and the National Cable Television Association.

    Edward D. Breen is Chairman and Chief Executive Officer of General Instrument. He has served in such capacity since December 1997, after having served as Acting Chief Executive Officer and President of General Instrument since October 1997. He was President of the Distributing Company's Broadband Networks Group from February 1996 and Vice President of the Distributing Company from November 1994 until July 1997. He continued in such positions for General Instrument through October 1997. He was Executive Vice President, Terrestrial Systems of the Distributing Company from October 1994 to January 1996 and Senior Vice President of Sales of the Distributing Company from June 1988 to October 1994.

    Nicholas C. Forstmann served as a director of GI Delaware from August 1990 to March 1992, and was a director of the Distributing Company until the Distribution. He has been a General Partner of FLC Partnership, L.P., the General Partner of Forstmann Little & Co., since he co-founded Forstmann Little & Co. in 1978. He is a director of Gulfstream Aerospace Corporation.

    Boyd L. George is Chairman of the Board and Chief Executive Officer of Alex Lee, Inc. (subsidiaries of Alex Lee, Inc. include: Merchants Distributors, Inc., a wholesale food distributor; Institution Food House, a foodservice distributor; and Lowes Food Stores, Inc., a retail operation). Mr. George has been Chairman and Chief Executive Officer of Alex Lee, Inc. since the company was founded in 1992 and served as President from 1992 to 1995. Mr. George joined a subsidiary of Alex Lee, Inc. in 1969 and has served, and continues to serve, in various positions, including President, Chairman and Chief Executive Officer for such subsidiary.

    George N. Hutton, Jr. is and has been a private investor for more than ten years. He is a former director of Sprint Corporation and of M/A Com Inc.

    James N. Whitson has served as a director of Sammons Enterprises, Inc. ("SEI"), a privately-owned company engaged in life insurance, industrial and oil field distribution, equipment sales and rentals, and bottled water, since 1973, and as Executive Vice President and Chief Operating Officer of SEI from 1989 until March 1998 when he retired. He is a director/trustee of the Seligman Group of Investment Companies and a director of C-SPAN.

EXECUTIVE OFFICERS

    Set forth below are the persons who currently serve as executive officers of the Company.


              NAME                    AGE                                  POSITION
--------------------------------      ---      ----------------------------------------------------------------
Frank M. Drendel................          53   Chairman of the Board and Chief Executive Officer
Brian D. Garrett................          50   President and Chief Operating Officer
Jearld L. Leonhardt.............          50   Executive Vice President, Finance and Administration
Randall Crenshaw................          41   Executive Vice President, Procurement/Logisitics
Frank J. Logan..................          56   Executive Vice President, International
Larry W. Nelson.................          56   Executive Vice President, Development
Gene W. Swithenbank.............          59   Executive Vice President, Sales and Marketing
William R. Gooden...............          57   Senior Vice President and Controller
Frank B. Wyatt, II..............          36   Vice President, General Counsel and Secretary


    Frank M. Drendel has been Chairman and Chief Executive Officer of the Company since the Distribution. He has served as Chairman and President of CommScope NC, currently a wholly-owned subsidiary of the Company, from 1986 to the Distribution and has served as Chief Executive Officer of CommScope NC since 1976.

    Brian D. Garrett has been President and Chief Operating Officer of the Company since October 1997. He has served as Executive Vice President, Operations of CommScope NC since 1997. From 1996 to 1997, he was Executive Vice President and General Manager of the Network Cable Division of CommScope NC and Vice President and General Manager of the Network Cable Division from 1986 to 1996.

    Jearld L. Leonhardt has been Executive Vice President, Finance and Administration of the Company since the Distribution. He was Treasurer of the Company from the Distribution until September 1997. He has served as Executive Vice President, Finance and Administration of CommScope NC since 1983 and Treasurer of CommScope NC from 1983 until September 1997.

    Randall Crenshaw has been Executive Vice President, Procurement/Logistics of the Company since the Distribution. He has served as Executive Vice President, Procurement/Logistics of CommScope NC since 1997. From 1994 to 1997, Mr. Crenshaw was Vice President Operations for the Network Cable Division of CommScope NC. Prior to that time, Mr. Crenshaw has held various positions with CommScope NC since 1985.

    Frank J. Logan has been Executive Vice President, International of the Company since the Distribution. He has served as Executive Vice President, International of CommScope NC since 1996. From 1989 to 1996, he was Vice President, International of CommScope NC.

    Larry W. Nelson has been Executive Vice President, Development of the Company since the Distribution. He has served as Executive Vice President, Development of CommScope NC since 1997. From 1988 to 1997, he was Executive Vice President and General Manager of the Cable TV Division of CommScope NC.

    Gene W. Swithenbank has been Executive Vice President, Sales and Marketing of the Company since the Distribution. He has served as Executive Vice President, Sales and Marketing for CommScope NC since 1997 and Executive Vice President, CATV Sales and Marketing since 1996. From 1992 to 1996, Mr. Swithenbank was Senior Vice President CATV Sales of CommScope NC.

    William R. Gooden has been Senior Vice President and Controller of the Company since the Distribution. He has served as Senior Vice President and Controller of CommScope NC since 1996 and was Vice President and Controller from 1991 to 1996.

    Frank B. Wyatt, II has been Vice President, General Counsel and Secretary of the Company since the Distribution. He has served as Vice President of CommScope NC since 1997 and General Counsel and Secretary of CommScope NC since 1996. From 1987 to 1996, he was an attorney with the law firm of Bell, Seltzer, Park & Gibson (now Alston & Bird LLP).

                              SELLING STOCKHOLDERS


    Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV ("MBO-IV") and Instrument Partners, two partnerships formed by affiliates of Forstmann Little & Co., currently own an aggregate of 7,236,221 shares of Common Stock (approximately 14.7% of the outstanding shares of Common Stock as of November 15, 1998). Prior to the closing of this Offering, Instrument Partners will consummate the FL Distribution by distributing 3,849,002 shares of Common Stock to its individual partners in accordance with the terms of its partnership agreement. The shares of Common Stock to be sold in the Offering (other than pursuant to the Underwriter's over-allotment option) consist of shares owned by MBO-IV and shares received in the FL Distribution by certain partners of Instrument Partners or their subsequent distributees. Following the consummation of the Offering, MBO-IV and Instrument Partners will no longer own any shares of Common Stock of the Company.



    The following table sets forth certain information as of November 15, 1998 (or in certain cases, earlier dates) regarding the beneficial ownership of Common Stock (i) immediately prior to the consummation of the Offering (assuming the FL Distribution had occurred), and (ii) as adjusted to reflect the sale of the shares of Common Stock pursuant to the Offering by each Selling Stockholder participating in the Offering. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them, except to the extent such power may be shared with a spouse. None of the Selling Stockholders has held a position, office or had a material relationship with the Company since the Distribution other than as a result of the ownership of shares of Common Stock or interests in MBO-IV or Instrument Partners.



                                   NUMBER OF SHARES                           NUMBER OF   NUMBER OF SHARES
                                     BENEFICIALLY          PERCENTAGE          SHARES       BENEFICIALLY       PERCENTAGE OWNED
                                    OWNED PRIOR TO        OWNED BEFORE          BEING        OWNED AFTER           AFTER THE
    NAME OF BENEFICIAL OWNER       THE OFFERING (1)    THE OFFERING (1)(2)   OFFERED (1)  THE OFFERING (1)    OFFERING (1)(2)(3)
---------------------------------  -----------------  ---------------------  -----------  -----------------  ---------------------
MBO-IV...........................       3,387,219                 6.9%        3,387,219          --                   --
Bankers Trust Company as Trustee
 for the GTE Service Corporation
 Plans for Employees' Pensions
 (4).............................          85,983               *                76,783            9,200               *
Boston Safe Deposit and Trust
 Company as Trustee for the
 Employee Retirement Income Plan
 Trust of Minnesota Mining and
 Manufacturing Company (4).......         240,990               *                76,783          164,207               *
Citibank F.S.B., solely as
 Directed Trustee of the Delta
 Master Trust (4)................          76,783               *                76,783          --                   --
General Electric Pension Trust...         767,829                 1.6%          767,829          --                   --
Kodak Retirement Income Plan
 (4).............................         189,983               *                76,783          113,200               *
Leeway & Co. c/o State Street
 Bank & Trust Company (4)........       1,502,269                 3.1%           92,140        1,410,129                 2.8%
New York State Common Retirement
 Fund (4)........................         230,349               *               230,349          --                   --

                                   NUMBER OF SHARES                           NUMBER OF   NUMBER OF SHARES
                                     BENEFICIALLY          PERCENTAGE          SHARES       BENEFICIALLY       PERCENTAGE OWNED
                                    OWNED PRIOR TO        OWNED BEFORE          BEING        OWNED AFTER           AFTER THE
    NAME OF BENEFICIAL OWNER       THE OFFERING (1)    THE OFFERING (1)(2)   OFFERED (1)  THE OFFERING (1)    OFFERING (1)(2)(3)
---------------------------------  -----------------  ---------------------  -----------  -----------------  ---------------------
Northern Trust Company as Trustee
 for the TI Employees Pension
 Trust
 (4).............................          76,783               *                76,783          --                   --
State of Wisconsin Investment
 Board (4).......................         967,783                 2.0%           76,783          891,000                 1.8%
United Technologies Corporation
 Master Retirement Trust (4).....          61,426               *                61,426          --                   --

Additional Selling Stockholders
 receiving shares in the FL
 Distribution (approximately 50
 persons), each of whom is
 selling less than       shares
 in the Offering and will
 beneficially own less than 1% of
 the outstanding Common Stock
 after the Offering (4)..........       2,236,560                 4.5%        1,750,339          486,221               *


------------------------
* The percentage of shares of Common Stock beneficially owned does not exceed one percent of the outstanding shares of Common Stock.

(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock that such person or persons has the right to acquire within 60 days following November 15, 1998. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any shares which such person or persons has or have the right to acquire within 60 days following November 15, 1998 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.



(2) Based on 49,202,555 shares outstanding on November 15, 1998.


(3) Assumes that the Underwriters' over-allotment option is exercised in full by the Underwriters.

(4) All share numbers and percentages are estimated and will be determined at the time of the FL Distribution.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    Pursuant to the Amended and Restated Certificate of Incorporation, the authorized capital stock of the Company consists of (i) 300,000,000 shares of Common Stock, of which 49,202,555 shares were issued and outstanding as of November 15, 1998 and (ii) 20,000,000 shares of preferred stock, $.01 par value per share ("Preferred Stock"), none of which were issued and outstanding as of such date. All outstanding shares of Common Stock are, and the shares to be issued by the Company, if the over-allotment option of the Underwriters is exercised, will be, validly issued, fully paid and nonassessable.


COMMON STOCK

    Each holder of Common Stock is entitled to one vote for each share owned of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so, subject to any voting rights of holders of Preferred Stock to elect directors. Subject to the preferential rights of any outstanding series of Preferred Stock, and to any restrictions on payment of dividends imposed by the Credit Agreement, the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Board from funds legally available therefor, and will be entitled, after payment of all prior claims, to receive PRO RATA all assets of the Company upon the liquidation, dissolution or winding up of the Company. Holders of Common Stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for securities of the Company. Certain provisions of the Certificate of Incorporation and By-Laws of the Company have the effect of making more difficult an acquisition of control of the Company in a transaction not approved by the Board of Directors.

PREFERRED STOCK

    The authorized capital stock of the Company includes 20,000,000 shares of Preferred Stock, none of which are currently issued or outstanding. The Board is authorized to divide the Preferred Stock into series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations or restrictions thereof, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. The Board could, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power of the holders of Common Stock and which could have certain antitakeover effects.

    In connection with the Rights Plan, the Board has authorized 400,000 shares of Series A Participating Preferred Stock (the "Series A Preferred"). No shares of Series A Preferred are outstanding. For a description of the rights, powers and preferences of the Series A Preferred, see "--Rights Plan."

RIGHTS PLAN

    On June 10, 1997, the Board adopted a stockholder rights plan (the "Rights Plan") pursuant to which one right (collectively, the "Rights") to purchase one one-thousandth of a share of Series A Preferred would be distributed as a dividend for each outstanding share of Common Stock at a purchase price of $60.00 per one one-thousandth of a share of Series A Preferred, subject to adjustment. The Rights are issuable on the terms and subject to the conditions set forth in the Rights Plan. The Rights will expire no later than on the tenth anniversary of the adoption of the Rights Plan in 2007. The Rights will be exercisable on the earlier to occur of (i) the first date of public announcement that a person or "group" (other than FLC Entities (as defined) to the extent FLC Entities, individually or as a group, beneficially own no more than 20% of the then outstanding Common Stock) has acquired beneficial ownership of 15% or more of the outstanding Common Stock (except pursuant to a Permitted Offer, as defined) (an "Acquiring Person"); and (ii) ten business days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person. "FLC Entities" means Instrument Partners, a New York limited partnership, MBO-IV, a New York limited partnership, Theodore J. Forstmann, Nicholas C. Forstmann, Wm. Brian Little, Steven B. Klinsky, Sandra J. Horbach, Winston W. Hutchins and Thomas H. Lister and their affiliates and associates who or which are considered as one person and references to the FLC Entities include any or all such persons.

    If any person or group becomes an Acquiring Person or commences a tender offer upon consummation of which such person or group would become an Acquiring Person, each Right not owned by such Acquiring Person or certain related parties would entitle its holder to purchase, at the Right's then current exercise price, shares of Common Stock, or, in the discretion of the Board, the number of one one-thousandths of a share of Series A Preferred having a value of twice the Right's exercise price. In addition, if, after a person or group becomes an Acquiring Person, the Company is involved in a merger or other business combination transaction in which the holders of all of the outstanding Common Stock immediately prior to the consummation of the transaction are not the holders of the surviving corporation's voting power or more than 50% of the Company's assets or earning power is sold or transferred, each Right will entitle its holder to purchase common shares of the acquiring company having a value equal to two times the Right's then current exercise price.

    The purchase price payable, and the shares issuable, upon exercise of the Rights will be subject to adjustment from time to time as specified in the Rights Plan. The Company will generally be entitled to redeem the Rights in whole, but not in part, at $0.01 per Right at any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) expiration of the Rights.

    Shares of Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each Share of Series A Preferred will be entitled to a minimum preferential quarterly dividend payment of $10.00 per share but, if greater, will be entitled to an aggregate dividend per share of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation of the Company, the holders of Series A Preferred will be entitled to a minimum preferential liquidation payment of $100.00, provided that they will be entitled to an aggregate payment per share of at least 1,000 times the aggregate payment made per share of Common Stock. Each share of Series A Preferred will have one thousand votes, voting together with the Common Stock. These rights are protected by customary antidilution provisions. In the event that the amount of accrued and unpaid dividends on the Series A Preferred is equivalent to at least six full quarterly dividends, the holders of the Series A Preferred will have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of Common Stock until all dividends in default on the Series A Preferred have been paid in full and dividends for the current dividend period declared and funds therefor set apart.

TRANSFER AGENT

    The Transfer Agent for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                                  UNDERWRITING


    Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Goldman, Sachs & Co. and CIBC Oppenheimer Corp. are acting as Underwriters (the "Underwriters") for the Offering. Subject to the terms and conditions set forth in a purchase agreement ("the Purchase Agreement") among the Company, the Selling Stockholders and the Underwriters, the Selling Stockholders have agreed to sell to the Underwriters, and each of the Underwriters severally and not jointly has agreed to purchase from the Selling Stockholders the number of shares of Common Stock set forth opposite its name below.


                                                                                   NUMBER OF
             UNDERWRITER                                                             SHARES
---------------------------------------------------------------------------------  ----------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated...........................................................
Goldman, Sachs & Co..............................................................
CIBC Oppenheimer Corp. ..........................................................
                                                                                   ----------

          Total..................................................................   6,750,000
                                                                                   ----------
                                                                                   ----------

    In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the Purchase Agreement, the commitments of non-defaulting Underwriters may be increased.

    The Underwriters have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess
of $         per share of Common Stock. The Underwriters may allow, and such
dealers may reallow, a discount not in excess of $         per share of Common
Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The Company has granted an option to the Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 1,012,500 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial amount reflected in the foregoing table.


    The Company and the Selling Stockholders, who will collectively hold, after
the Offering,       shares of Common Stock as a result of the FL Distribution
will agree, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the foregoing or
(ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 90 days after the date of this Prospectus.

    The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

    Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing, or maintaining the price of the Common Stock.

    If the Underwriters create a short position in the Common Stock in connection with the Offerings, I.E., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    The Underwriters may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Common Stock to the extent that it discourages resales of the Common Stock.

    None of the Company, the Selling Stockholders nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, none of the Company, the Selling Stockholders nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The Underwriters have from time to time provided investment banking financial advisory services to the Company and its affiliates, for which they have received customary compensation, and may continue to do so in the future.

                            VALIDITY OF COMMON STOCK


    Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004-1980. The validity of the Common Stock will be passed upon for the Underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. Fried, Frank, Harris, Shriver & Jacobson renders legal services to Forstmann Little & Co. on a regular basis.


                                    EXPERTS


    The consolidated balance sheets of the Company as of December 31, 1997 and 1996, the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997, and the related financial statement schedule, incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    CommScope, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information, as well as the Registration Statement and the consolidated financial statements, schedules and exhibits thereto, may be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material or any part thereof may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington D.C. 20549 at prescribed rates. The Commission also maintains a Web site (http://www.sec.gov) from which such reports, proxy statements and other information concerning the Company may be obtained. The Common Stock is traded on the NYSE and such reports and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005.

    The Company has filed with the Commission in Washington, D.C. a Registration Statement (of which this Prospectus is a part and which term shall encompass any amendments thereto) on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained herein concerning the provisions of any document are not necessarily complete; reference is made to the exhibits of the Registration Statement for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information pertaining to the shares offered hereby and to the Company, reference is made to the Registration Statement, including the consolidated financial statements, schedules and exhibits filed as a part thereof and incorporated therein by reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, and all documents incorporated by reference therein, filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:


        1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;



        2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1998, June 30, 1998 and September 30, 1998, respectively;



        3. The Company's Current Report on Form 8-K, dated November 30, 1998;



        4. The description of its Common Stock set forth in its Registration Statement on Form 8-A, dated April 24, 1997, as amended; and



        5. All other documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus will be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.


    The Company will provide, without charge, to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to CommScope, Inc., Attention: Secretary, 1375 Lenoir-Rhyne Boulevard, Hickory, NC 28601 (telephone (828) 324-2200).

    Any statement contained herein or in a document all or a portion thereof which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document or portion thereof which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

         CAUTIONARY STATEMENT FOR PURPOSES OF "SAFE HARBOR" PROVISIONS
            OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

    This Registration Statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which reflect, among other things, the Company's current views with respect to its prospects, its future performance and future events, all of which are subject to risks and uncertainties. These forward-looking statements are identified by their use of such terms and phrases as "intends," "intend," "intended," "goal," "estimate," "estimates," "expects," "expect," "expected," "project," "projects," "projected," "projections," "plans," "anticipates," "anticipated," "should," "designed to," "foreseeable future," "believe," "believes," and "scheduled." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    The actual results of the Company may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include (i) the factors discussed under "Risk Factors," (ii) the factors discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and (iii) the following factors: (a) the general political, economic and competitive conditions in the United States, Asia and other markets where the Company operates; (b) changes in capital availability or costs, such as changes in interest rates, market perceptions of the industry in which the Company operates, or security ratings; (c) employee workforce factors, including issues relating to collective bargaining agreements or work stoppages; (d) technological changes; (e) government action and regulation; and (f) authoritative generally accepted accounting principles or policy changes from such standard-setting bodies as the Financial Accounting Standards Board and the Commission.

                   [Logo][Caption: How Intelligence Travels.]

     [Picture depicting certain of the Company's wire and cable products.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................     3
Risk Factors..............................................................     8
The Company...............................................................    12
Use of Proceeds...........................................................    12
Dividend Policy...........................................................    12
Price Range of Common Stock...............................................    12
Capitalization............................................................    13
Selected Financial Data...................................................    14
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................    16
Business..................................................................    25
Management................................................................    34
Selling Stockholders......................................................    36
Description of Capital Stock..............................................    38
Underwriting..............................................................    40
Validity of Common Stock..................................................    41
Experts...................................................................    41
Available Information.....................................................    42
Incorporation of Certain Documents by Reference...........................    42


                                6,750,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------
                              P R O S P E C T U S
                               ------------------

                              MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.
                                CIBC OPPENHEIMER

                                             , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following is an itemized statement of expenses of the Company in connection with the offering of the Common Stock being registered hereby, other than underwriting discounts and commissions. All of the expenses are estimated, except for the registration fee.

Securities and Exchange Commission registration fee.......................  $  44,265
NASD fees (estimated).....................................................     16,300
Transfer agent and registrar fee and expenses.............................     18,250
Accounting fees and expenses..............................................     75,000
Legal fees and expenses...................................................    300,000
Blue Sky expenses and counsel fees........................................      5,000
Printing and engraving expenses...........................................    130,000
Miscellaneous.............................................................     36,185
                                                                            ---------
      Total...............................................................  $ 625,000
                                                                            ---------
                                                                            ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, or proceedings whether civil, criminal, administrative, or investigative, other than action by or in the right of the corporation (a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorney's fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.

    Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

    Article Sixth of the Amended and Restated Certificate of Incorporation of the Company provides that directors of the Company shall not, to the fullest extent permitted by the DGCL, be liable to the Company or any of its stockholders for monetary damages for any breach of fiduciary duty as director. The Certificate of Incorporation of the Company also provides that if the DGCL is amended to permit further elimination or limitation of the personal liability of directors, then the liability of the directors of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

    The Company has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in its Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws. These agreements, among other things, indemnify the Company's directors and officers to the fullest extent permitted by Delaware law for certain expenses (including attorneys' fees), liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the Company or an affiliate of the Company.

    The Company will maintain directors' and officers' liability insurance which will provide for payment, on behalf of the directors and officers thereof and its subsidiaries, of certain losses of such persons (other than matters uninsurable under law) arising from claims, including claims arising under the Act, for acts or omissions by such persons while acting as directors or officers thereof and/or its subsidiaries, as the case may be.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


        1         --  Form of Purchase Agreement+
      4.1         --  Amended and Restated Certificate of Incorporation of the Company*
      4.2         --  Amended and Restated By-Laws of the Company*
      4.3         --  Rights Agreement, dated as of June 12, 1997 between the Company and ChaseMellon
                      Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"), which includes, as Exhibit A thereto, the Certificate of Designation, Preferences and
                      Rights of Series A Junior Participating Preferred Stock of the Company, as
                      Exhibit B thereto, the Form of Right Certificate and as Exhibit C thereto, the
                      Summary of Rights to Purchase Preferred Shares**
      4.4         --  Specimen form of the Company's Common Stock Certificate***
        5         --  Opinion of Fried, Frank, Harris, Shriver & Jacobson as to the validity of the securities being registered+
     23.1         --  Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5)+
     23.2         --  Independent Auditors' Consent of Deloitte & Touche LLP
       24         --  Power of Attorney (included on signature page)+


------------------------


+   Previously filed.


* Incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997 (File No. 001-12929)

** Incorporated herein by reference from the Company's Registration Statement on Form 8-A, filed with the Commission on June 30, 1997 (File No. 001-12929)

*** Incorporated herein by reference from the Company's Registration Statement on Form S-4 filed with the Commission on June 13, 1997 (Reg. No. 333-23935)

    All financial statement schedules are incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 001-12929) or have been omitted either because they are not required or the information required to be set forth therein is included in the financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    provided, however, that the undertakings set forth in paragraphs (1)(i) and
    (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (c) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Hickory, State of North Carolina, on November 30, 1998.


                                COMMSCOPE, INC.

                                BY:                      *
                                     -----------------------------------------
                                                  Frank M. Drendel
                                             CHAIRMAN OF THE BOARD AND
                                              CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE              CAPACITY IN WHICH SIGNED           DATE
------------------------------  ---------------------------  -------------------

                                 Chairman of the Board and
              *                    Chief Executive Officer
------------------------------      (Principal Executive      November 30, 1998
       Frank M. Drendel                   Officer)

                                 Executive Vice President,
   /s/ JEARLD L. LEONHARDT               Finance and
------------------------------    Administration (Principal   November 30, 1998
     Jearld L. Leonhardt             Financial Officer)

              *                  Senior Vice President and
------------------------------      Controller (Principal     November 30, 1998
      William R. Gooden              Accounting Officer)

              *                          Director
------------------------------                                November 30, 1998
       Edward D. Breen

              *                          Director
------------------------------                                November 30, 1998
    Nicholas C. Forstmann

              *                          Director
------------------------------                                November 30, 1998
        Boyd L. George

              *                          Director
------------------------------                                November 30, 1998
       George N. Hutton

              *                          Director
------------------------------                                November 30, 1998
       James N. Whitson

  * /S/ JEARLD L. LEONHARDT
------------------------------
    By: Jearld L. Leonhardt
AS ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT NUMBER                                          DESCRIPTION                                            PAGE
---------------  ------------------------------------------------------------------------------------------  ---------
    1        --  Form of Purchase Agreement+
    4.1      --  Amended and Restated Certificate of Incorporation of the Company*
    4.2      --  Amended and Restated By-Laws of the Company*
    4.3      --  Rights Agreement, dated as of June 12, 1997 between the Company and ChaseMellon
                 Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"), which includes, as
                 Exhibit A thereto, the Certificate of Designation, Preferences and Rights of Series A
                 Junior Participating Preferred Stock of the Company, as Exhibit B thereto, the Form of
                 Right Certificate and as Exhibit C thereto, the Summary of Rights to Purchase Preferred
                 Shares**
    4.4      --  Specimen form of the Company's Common Stock Certificate***
    5        --  Opinion of Fried, Frank, Harris, Shriver & Jacobson as to the validity of the securities being registered+
    23.1     --  Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5)+
    23.2     --  Independent Auditors' Consent of Deloitte & Touche LLP
    24       --  Power of Attorney (included on signature page)+


------------------------


+   Previously filed.


* Incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997 (File No. 001-12929)

** Incorporated herein by reference from the Company's Registration Statement on Form 8-A, filed with the Commission on June 30, 1997 (File No. 001-12929)

*** Incorporated herein by reference from the Company's Registration Statement on Form S-4 filed with the Commission on June 13, 1997 (Reg. No. 333-23935)